Form 10-K, Exhibit 13
period 2000-12-31
PORT FINANCIAL CORP
filed 2001-03-29
CIK 1099517

Exhibit 13

Picture of Main Office at 689 Massachusetts Avenue, Cambridge MA

Map with office locations: Lexington, Winchester, Arlington, Harvard Square, Cambridge, Brighton, Wellesley, Natick, Newton, Needham, Quincy, Westwood

        Cover

Table of Content

Letter to Shareholders                                                  2-3
Year in Review                                                          4-5
Selected Consolidated Financial Data                                    6-7
Year in Review, Continued                                                 8
Management's Discussion & Analysis                                        9
Financial Section                                                       F-1

        Inside Cover

Boxed Introductory Text

It began in 1847 in a rented room on the second floor of a two-story building in the heart of Cambridge. Today, Port Financial Corp., a $1 billion financial services corporation, is the bank of choice for almost 50,000 customers in what has been described as one of the best banking areas in the country.

A strong focus on service, value and convenience has enabled the Company to carve out a unique position in its marketplace, combining the personal nature of a "community" institution with the versatility of a large organization.

Our operating philosophy is simple: Recognize and exploit opportunities to strengthen our presence in Eastern Massachusetts; build and expand core customer relationships; expand fee-based financial services; and adhere to our conservative lending policies. We are proud to highlight, in this first Annual Report as a public company, our remarkable achievements in 2000.

List of 2000 Highlights

March
Introduced Internet Banking

April
Completed Conversion, Began Trading on NASDAQ

May
Moved into New Administrative Center

June
Launched Real Banking

September
Grand Opening of Arlington Office

December
Established Port Financial Services
Assets Reach $1 Billion

Picture: James B. Keegan, Chairman and Chief Executive Office and Jane L. Lundquist, President

A Letter to Our Shareholders

It has been a year of great change and remarkable progress in the 147 year history of your institution. We converted to a publicly-traded company, expanded our branch network with a new branch in Arlington, completed the construction of an Administrative Center and introduced innovative programs designed to attract profitable customer relationships. We end the year with unprecedented deposit growth, exceptional credit quality, an outstanding CRA rating, a strong capital position and a stock price which increased more than 75 percent during its first nine-month period of trading.

Total assets increased $242 million, or 32% to $1 billion, up from $763 million at year end 1999. Net income was $5.9 million compared to $4.8 million in1999. Deposits increased $188 million, a new record for year end balances and deposit growth. A 55% increase in checking account balances, also a new record, validated our strategy of building core banking relationships during a period of disruption in the region's banking environment. Loan balances rose $111 million, or 19%, reflecting solid performance in residential and commercial real estate lending.

On April 11, we completed our conversion to a publicly owned company. This event marked a major milestone. The new capital raised through the sale of Port Financial Corp. stock will provide funds to support increased lending, branch expansion, product diversification, new delivery systems and quick response to marketplace opportunities.

The foundation of our success in 2000 was the continuation of a solid business plan that called for growth in our key business lines of personal banking, mortgage lending, home equity lending, and commercial real estate financing. The business plan also targeted two areas, business banking and wealth management, for more aggressive growth.

During the year we launched the first phase of our new business banking program which resulted in the establishment of over 700 new business relationships. With the appeal of personal service, diverse checking and investment account options, competitive business loan products, plus a skilled group of relationship managers working in tandem with the branch network, the Company is now well positioned to take greater advantage of the growing small-business market in the Greater Boston area.

In the area of wealth management, we made significant progress with the establishment of insurance powers through a new subsidiary, Cambridgeport Insurance Services, Inc. and the formation of Port Financial Services, a division of the Company to provide wealth management services. Of particular note is the development of an alliance with LPL Financial Services, Inc., the largest independent broker/dealer in the country. Through this relationship, Port Financial Services will provide a comprehensive array of investment and money management options and services.

Our performance in 2000 demonstrates that our unique brand of small bank personal service and big bank versatility is a powerful combination that sets us apart from the competition. This was truly a remarkable year. Our objectives were met and our accomplishments prove the point.

In closing, we would like to thank our shareholders for their confidence in us, our Board of Directors for its guidance and counsel, our employees for all their hard work and dedication to our success, and our customers who have helped make the Company what it is today.

Sincerely,                                Sincerely,

James B. Keegan                           Jane L. Lundquist
Chairman and Chief Executive Officer      President

Chart of Assets at     12/31/98     12/31/99     12/31/2000

                       $678,087     $762,741     $1,004,669

Chart of Share Price at
04/11/00....................$10.00
06/30/00....................$13.88
09/30/00....................$17.75
12/31/00....................$17.69

Year in Review

2000 marks another year of continued growth and accomplishments for the Company. Only ten years ago, total assets stood at approximately $360 million. There were four branches...two in Cambridge, one in Lexington and one in Winchester. During the past decade, new banking offices opened in Newton Centre, Needham, Wellesley, Arlington and in three supermarkets. Offices have been strategically situated in cities and towns that possess a strong base for real estate lending and deposit growth, and where community bank competition has been reduced by a consolidating banking industry.

Expansion and improvement continued unabated in 2000. Our newest office opened in Arlington in late August. The branch's grand opening campaign generated more than $10 million in deposits through year end. Also, this year, renovations to the Winchester Office were completed. And, recognizing the strategic importance of the Harvard Square Cambridge Office, plans were finalized to modernize and more than double the space with completion scheduled for 2001.

This year the Company moved into its new Administrative Center on Soldiers Field Road in Brighton. Four years in the planning, and our first Boston location, this facility consolidates approximately 150 employees under one roof, stabilizes our long term real estate costs, provides room for growth and generates rental income. It houses the Company's administrative and operation support functions, computer center, call center, and executive offices. Our positive experience in working with the City of Boston has encouraged others to follow our lead. Several major businesses have since submitted proposals for construction in the area, further enhancing local economic development.

Through its subsidiary, Cambridgeport Bank, the Company offers a full array of personal banking services including checking, savings, money market accounts, certificates of deposit, home loans and special Real Banking Relationship packages designed to provide exceptional value. Over the past few years, the Company has refocused its efforts on building "multiple relationship" core customers. These customers think of us as "their bank", not just a place for a good rate. They use more products and services, lowering deposit costs and enhancing fee income. Deposits have increased from a December 31, 1998 base of $565 million to a year end 2000 total of $806 million. Certificates of deposit have dropped from 53% of total deposits at December 31, 1999 to 38% at year end 2000, reflecting a more balanced blend of deposits.

In June, we responded quickly to consumer disenfranchisement caused by big bank mergers and acquisitions, and launched Real Banking, an innovative package of no fee checking, money market savings, a home equity line of credit and convenience enhancing services. The results of this campaign were remarkable. Between June and year end, we acquired almost 4,000 new multi-service Real Banking customers.

As with the Company's deposit mix, real estate loan activity was very balanced, demonstrating our effectiveness in commercial and residential lending. Armed with a highly competitive group of products and strong individual attention, residential and construction mortgages increased by over $63 million. Spurred on by the Real Banking and product specific promotions, home equity lines of credit increased to almost $83 million, up over $20 million from 1999.

Another strength is providing financing for commercial real estate including apartment and office buildings, shopping centers, mixed-use properties and light industrial manufacturing/ distribution facilities. For the year, we registered a solid gain...up almost $30 million to $241 million. The loan portfolio is extremely solid, with virtually no non-performing assets as of December 31, 2000.

Our increased focus on business banking produced more than 700 new business relationships during the year. We plan on an even more intense marketing and sales effort in 2001. We expect our growth in business banking to continue as customers tell us and tell others that they like our brand of personal service and value.

In June, we formed Cambridgeport Insurance Services, Inc., through which we can offer competitively priced life, accident and health insurance products. In December, after an extensive review process, we entered into an alliance with LPL Financial Services, Inc. and also formed Port Financial Services. These steps will enable us to offer a wide selection of wealth development and investment management services, supported by state-of-the-art technology and up-to-the-minute research data.

Chart of Total Deposits at 12/31:    1998        1999        2000
                                   $565,418    $618,288    $806,201

Chart of Deposit Mix at 12/31/00
(In thousands)

Demand                         $ 46,138
NOW                              69,101
Regular Savings                  51,864
Money Market                    330,297
Certificates of Deposit         308,621
                               --------
   Total Deposits              $806,021
                               ========

Chart of Real Estate Loan Mix at 12/31/00
(In thousands)

Residential                    $353,518
Commercial                      241,325
Home equity lines                82,885
Construction                     11,458
                               --------
   Total Real Estate Loans     $689,186
                               ========

Picture of Cambridgeport Bank Web Site

SELECTED FINANCIAL AND OTHER DATA

The summary information presented below at or for each of the years presented is derived in part from the consolidated financial statements of Port Financial Corp. The following information is only a summary and should be read in conjunction with the consolidated financial statements and notes beginning on page F-1.

                                                                        At December 31,
                                             -----------------------------------------------------------------
                                                2000           1999          1998          1997          1996
                                             -----------------------------------------------------------------
                                                                        (In thousands)

Selected Financial Data:

Total assets                                 $1,004,669      $762,741      $678,087      $619,368      $574,817
  Loans, net (1)                                688,205       577,029       496,390       419,187       306,321
  Investment securities available
   for sale (2)                                 188,081       138,033       150,642       164,617       215,369
  Investments securities held to maturity        22,332             -             -             -             -
  Deposits (3)                                  809,822       621,319       568,075       520,357       502,698
  Federal Home Loan Bank advances                35,801        55,891        27,066        21,604           720
  Stockholders' equity/retained earnings        152,053        79,130        76,088        71,072        66,845
  Allowance for possible loan losses              8,059         7,081         6,633         4,907         4,269
  Non-performing assets                             134           128           963           789           903

                                                                  For the Years Ended December 31,
                                                    ----------------------------------------------------------
                                                      2000         1999         1998         1997         1996
                                                    ----------------------------------------------------------
                                                                           (In thousands)

Selected Operating Data:

Interest and dividend income                        $62,398      $49,971      $48,656      $43,961      $37,741
Interest expense                                     32,703       25,706       25,880       23,554       21,038
                                                    ----------------------------------------------------------
Net interest income                                  29,695       24,265       22,776       20,407       16,703
Provision for possible loan losses                      916          740        1,760          600          450
                                                    ----------------------------------------------------------
Net interest income after provision for loan
 losses                                              28,779       23,525       21,016       19,807       16,253
Total non-interest income                             2,559        3,059        3,571        3,176        3,220
Total non-interest expenses                          22,290       19,620       18,042       17,638       16,199
                                                    ----------------------------------------------------------
Income before provision for income taxes              9,048        6,964        6,545        5,345        3,274
Provision for income taxes                            3,147        2,190        2,357        1,679          787
                                                    ----------------------------------------------------------
Net income                                          $ 5,901      $ 4,774      $ 4,188      $ 3,666      $ 2,487
                                                    ===========================================================

___________________
<F1>  Loans include loans held for sale and are shown net of deferred loan fees and allowance for loan loss.
<F2>  Includes Federal Home Loan Bank of Boston stock and Savings Bank Life
      Insurance stock.
<F3>  Includes mortgagor escrow payments.

                                                                At or For the Years Ended December 31,
                                                       -------------------------------------------------------
                                                         2000        1999        1998        1997        1996
                                                       -------------------------------------------------------

Selected Financial Ratios and Other Data
Performance Ratios:
Return on average assets                                 0.67%       0.67%       0.63%       0.61%       0.46%
Return on average equity                                 4.60        6.34        5.93        5.50        3.89
Average equity to average assets                        14.65       10.56       10.71       11.14       11.81
Equity to total assets at end of period                 15.13       10.37       11.22       11.47       11.63
Average interest rate spread                             2.77        2.98        2.94        2.91        2.58

Net interest margin (4)                                  3.56        3.53        3.56        3.52        3.19
Average interest-earning assets to average
 interest-bearing liabilities                          120.10      114.71      115.32      115.04      115.03

Total non-interest expense to average assets             2.55        2.76        2.73        2.95        2.99
Efficiency ratio(5)                                     69.11       71.81       68.64       77.17       83.72

Regulatory Capital Ratios:
Regulatory Tier 1 leverage capital                      15.37%      10.42%      10.66%      11.04%      11.38%
Tier 1 risk-based capital                               24.83       17.51       18.74       19.24       21.32
Total risk-based capital                                26.50       19.29       20.54       20.51       22.57

Asset Quality Ratios:
Non-performing loans as a percent of total loans         0.02%       0.02%       0.19%       0.19%       0.29%
Non-performing assets as a percent of total assets       0.01        0.02        0.14        0.13        0.16
Allowance for loan losses as a percent of total loans    1.16        1.21        1.32        1.16        1.37

Number of:
Full-service offices                                       11          10          10           9           8
Telebanking Center                                          1           1           1           1           -
Full-time equivalent employees                            196         193         179         169         155

___________________
(4) Net interest margin represents net interest income as a percentage of average interest-earning assets.
(5) The efficiency ratio represents the ratio of non-interest expenses divided by the sum of net interest income and non-interest income excluding gains or losses on sales of investments.

Year in Review Continued

Convenience was also at the forefront of efforts during the year.
Emphasizing yet another way to "bank comfortably", the Company launched its Internet address www.cambridgeport.com. Appropriately titled "The
Cambridgeport Connection", retail and business customers can access account information 24-hours a day, 7-days a week. They can pay bills from their checking account and keep track of loan balances anywhere, anytime. Response to this new service has been excellent.

Our Telebanking Center, now in its fifth year, effectively extends service convenience to wherever there is a phone - at home, in the office or on the road. Employees field questions, solve problems and suggest appropriate additional products and services. This year a special "center within the center" was set up to address specific needs of business customers.

When it comes to "community", our tradition of involvement continued strong in 2000. In fact, the latest CRA rating by the FDIC - the single most direct measurement of how well we are meeting the needs of local communities for lending, investment and banking services - was "outstanding."

Our record of lending to borrowers of varying income levels is excellent. In addition to community development loans for affordable housing projects, we offer several innovative and flexible residential loan programs which are available through our participation in CHAF (Cambridge Housing Assistance Fund) and CBHA (Cambridge Banks Housing Associates).

In 2000, the Company introduced "Saving Makes Cents", to help teach children at St. Anthony's School in Allston the ABC's of money management. Generous donations help fund organizations like the Salvation Army, local YMCAs, the Safe Haven Shelter for homeless women, the Cambridge Partnership for Public Education and the United Way.

We are extremely proud of our employees for tirelessly investing their time and effort in many civic and charitable endeavors. They mentor in the schools, coach on the fields, participate in outreach programs, work in youth and senior centers, serve as Salvation Army bell ringers, and quickly respond whenever there's a neighborhood crisis.

The year 2000 was one of remarkable performance.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS
              OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward - Looking Statements

      Port Financial Corp. ("Port" or the "Company") and Cambridgeport Bank (the "Bank") may from time to time make written or oral "forward-looking statements." These forward-looking statements may be contained in this quarterly filing with the Securities and Exchange Commission (the "SEC"), the Annual Report to Shareholders, other filings with the SEC, and in other communications by the Company and the Bank, which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements.

      Forward-looking statements include statements with respect to the Company's beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties. The following factors, many of which are subject to change based on various other factors beyond the Company's control, and other factors discussed in this Form 10-K, as well as other factors identified in the Company's filings with the SEC and those presented elsewhere by management from time to time, could cause its financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements:

      * the strength of the United States economy in general and the strength of the local economies in which the Company and the Bank conduct operations;
      * the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;
      *     inflation, interest rate, market and monetary fluctuations;
      * the timely development of and acceptance of new products and services and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;
      * the willingness of users to substitute competitors' products and services for the Company's and the Bank's products and services;
      * the Company's and the Bank's success in gaining regulatory approval of their products and services, when required;
      * the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance);
      *     the impact of technological changes;
      *     acquisitions;
      *     changes in consumer spending and saving habits; and
      * the Company's and the Bank's success at managing the risks involved in their business.

      This list of important factors is not exclusive. The Company or the Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank.

General

      Port's operating results reflect earnings on its investments and the net income of its principal operating subsidiary, Cambridgeport. Cambridgeport's results of operations depend primarily on net interest income. Net interest income is the difference between the interest income earned on our interest-earning assets and the interest paid on interest-bearing liabilities. Interest-earning assets consist primarily of residential mortgage loans including home equity loans, commercial mortgage loans, consumer loans, mortgage-backed securities and investment securities. Interest-bearing liabilities include certificates of deposit, savings, money market and NOW account deposits, and borrowings from the Federal Home Loan Bank of Boston. The Company's operating results also depend on the provision for possible loan losses, non-interest income, and non-interest expenses. Non-interest expense includes salaries and employee benefits, occupancy expenses and other general and administrative expenses. Non-interest income includes service fees and charges.

      Port's results of operations may be affected significantly by economic and competitive conditions in its market area and elsewhere, including conditions that influence interest rates, government policies and the actions of regulatory authorities. Future changes in applicable laws, regulations or government policies may materially impact the Company and the Bank. Furthermore, much of the Bank's loan portfolio is concentrated in loans secured by real estate located in the Boston metropolitan area.

      The Company's total assets increased $241.9 million, or 31.7%, to $1.0 billion at December 31, 2000, from $762.7 million at December 31, 1999. This asset growth includes $111.2 million increase in net loans, all of which are secured by residential or commercial real estate. Asset growth also includes an increase of $72.4 million in investments and $50.8 million increase in total cash and cash equivalents.

      The growth in assets was funded by an increase in deposits, which rose by $187.8 million, or 30.3%, to $809.8 million at December 31, 2000, and by $71.8 million in proceeds realized from the conversion. The Company also reduced Federal Home Loan Bank borrowings by $20.1 million since December 31, 1999. During 2000, the Company focused its marketing efforts on acquiring new core deposit and loan relationships. Its Real Banking marketing campaign began in June, offering a premium-rate money market account to checking account customers. This promotion was the primary reason for the deposit growth during 2000.

Financial Condition for the Years Ended December 31, 2000, 1999 and 1998

Investment Portfolio

      Port's investment policy provides that the investment portfolio be used to limit the Company's exposure to interest rate changes, to generate a favorable return without incurring undue credit risk and to maintain adequate levels of liquidity. Therefore, short and intermediate term government, government agency, and investment grade (rated "A" or better) corporate securities comprise most of the portfolio. The Company believes that the credit quality of the portfolio is high, with 63.2% of the portfolio invested in securities issued or guaranteed by U.S. Government Agencies. These include mortgage-backed securities that are predominately of adjustable-rate securities and 5-year and 7-year balloon securities. The entire principal balance of a balloon security is due prior to completing the normal 30-year amortization of the underlying mortgages. Approximately 32.5% of the investment portfolio consists of corporate bonds with maturities of less than five years. The amortized cost of the securities that mature or reprice within five years is $120.3 million or 59.1% of the total investment securities portfolio. The Company also owns stock of the Federal Home Loan Bank, common stock of a local financial institution and certain other equity securities. These stock holdings are classified as available for sale.

      During 2000, the Company's liquidity position grew significantly as a result of conversion proceeds and deposit inflows. As previously mentioned, these funds were used to fund loans and to pay off borrowings. They also enabled the Company to increase holdings of investment securities, which ended the year 2000 with a balance of $203.4 million compared to $135.2 million at December 31, 1999. The largest portion of this $68.2 million increase was comprised of intermediate corporate bonds, which holdings rose by $38.2 million. These bonds are non-callable, investment grade securities and reflect the Company's strategy to reduce call exposure in the portfolio. The Company also added $16.1 million of agency securities, $10.0 million of collateralized mortgage obligations and $2.9 million of mortgage-backed securities.

      The following table sets forth the composition of the investment securities portfolio at the dates indicated.


                                                                         At December 31,
                                             -----------------------------------------------------------------------
                                                     2000                     1999                     1998
                                             ---------------------    ---------------------    ---------------------


                                             Amortized     Fair       Amortized     Fair       Amortized      Fair
                                                Cost       Value         Cost       Value         Cost        Value
                                             -----------------------------------------------------------------------
                                                                     (Dollars in thousands)

Investment securities available for sale:
  U.S. government securities                 $      -     $      -    $      -     $      -    $      -     $      -
  Federal agency securities                    51,123       51,427      53,986       52,361      55,516       55,734
  Other debt securities                        66,112       66,859      27,887       27,705      34,156       34,419
  Mortgage-backed securities                   45,126       45,436      45,517       45,051      48,179       48,595
  Asset-backed securities                           -            -           -            -           -            -
  Collateralized mortgage obligations          10,012       10,078           -            -         116          117
                                             -----------------------------------------------------------------------
                                              172,373      173,800     127,390      125,117     137,967      138,865
                                             -----------------------------------------------------------------------

Marketable equity securities                    1,844        7,396       1,381        6,530       1,262        5,964
  Total securities available for sale:        174,217      181,196     128,771      131,647     139,229      144,829
                                             =======================================================================

Investment securities held to maturity:
  Federal agency securities                    19,000       19,019           -            -           -            -
  Mortgage-backed securities                    3,332        3,423           -            -           -            -
                                             -----------------------------------------------------------------------
    Total securities held to maturity:         22,332       22,442           -            -           -            -
                                             =======================================================================

Savings Bank Life Insurance stock               1,934        1,934       1,934        1,934       1,934        1,934
Federal Home Loan Bank stock                    4,951        4,951       4,452        4,452       3,879        3,879
                                             -----------------------------------------------------------------------

  Total securities                           $203,434     $210,523    $135,157     $138,033    $145,042     $150,642
                                             =======================================================================


                                                             At December 31,
                                             ----------------------------------------------
                                                     1997                     1996
                                             ---------------------    ---------------------
                                             Amortized     Fair       Amortized     Fair
                                                Cost       Value         Cost       Value
                                             ----------------------------------------------
                                                             (Dollars in thousands)

Investment securities available for sale:
  U.S. government securities                 $  2,004     $  2,008    $ 70,596     $ 70,527
  Federal agency securities                    53,060       53,262      28,633       28,645
  Other debt securities                        43,037       43,218      57,176       57,222
  Mortgage-backed securities                   53,349       53,575      45,324       45,339
  Asset-backed securities                           -            -         778          781
  Collateralized mortgage obligations             766          768       1,323        1,326
                                             ----------------------------------------------
                                              152,216      152,831     203,830      203,840
                                             ----------------------------------------------

Marketable equity securities                    3,069        6,790       3,048        6,533
  Total securities available for sale:        155,285      159,621     206,878      210,373
                                             ==============================================

Investment securities held to maturity:
  Federal agency securities                         -            -           -            -
  Mortgage-backed securities                        -            -           -            -
                                             ----------------------------------------------
    Total securities held to maturity:              -            -           -            -
                                             ==============================================

Savings Bank Life Insurance stock               1,934        1,934       1,934        1,934
Federal Home Loan Bank stock                    3,062        3,062       3,062        3,062
                                             ----------------------------------------------

  Total securities                           $160,281     $164,617    $211,874     $215,369
                                             ==============================================

      The following table sets forth the amortized cost and fair value of mortgage-backed and mortgage-related securities, which are classified as available for sale or held to maturity as of the dates indicated.


                                                                        At December 31,
                              ---------------------------------------------------------------------------------------------------
                                            2000                              1999                              1998
                              -------------------------------   -------------------------------   -------------------------------
                              Amortized   Percent of   Fair     Amortized   Percent of   Fair     Amortized   Percent of   Fair
                                 Cost        Total     Value       Cost       Total      Value       Cost       Total      Value
                              ---------------------------------------------------------------------------------------------------
                                                                    (Dollars in thousands)

Mortgage-backed and
 mortgage-related securities
 available for sale
Ginnie Mae                     $10,420      18.90%    $10,351    $13,393      29.43%    $13,251    $18,890      39.11%    $18,836
Fannie Mae                      24,032      43.59      24,263     18,417      40.46      18,221     16,516      34.20      16,755
Freddie Mac                     10,674      19.36      10,822     13,707      30.11      13,579     12,773      26.45      13,004
Collateralized mortgage
 obligations                    10,012      18.15      10,078          -       0.00           -        116       0.24         117
                               --------------------------------------------------------------------------------------------------
  Total mortgage-backed and
   mortgage-related securities
   available for sale          $55,138     100.00%    $55,514    $45,517     100.00%    $45,051    $48,295     100.00%    $48,712
                               --------------------------------------------------------------------------------------------------

Mortgage-backed and
 mortgage-related securities
 held to maturity
Fannie Mae                     $ 3,332     100.00%    $ 3,423          -       0.00           -          -       0.00           -
                               --------------------------------------------------------------------------------------------------
  Total mortgage-backed and
   mortgage-related securities
   held to maturity    ..      $ 3,332     100.00%    $ 3,423          -       0.00%          -          -       0.00%          -
                               --------------------------------------------------------------------------------------------------


                                                       At December 31,
                              -----------------------------------------------------------------
                                            1997                              1996
                              -------------------------------   -------------------------------
                              Amortized   Percent of   Fair     Amortized   Percent of   Fair
                                 Cost        Total     Value       Cost       Total      Value
                              -----------------------------------------------------------------
                                                    (Dollars in thousands)

Mortgage-backed and
 mortgage-related securities
 available for sale
Ginnie Mae                     $16,762      30.97%    $16,796    $11,764      25.22%    $11,697
Fannie Mae                      17,298      31.97      17,391     16,626      35.64      16,771
Freddie Mac                     19,289      35.64      19,388     16,934      36.30      16,871
Other                              766       1.42         768      1,323       2.84       1,326
                              -----------------------------------------------------------------
  Total mortgage-backed and
   mortgage-related securities
   available for sale..        $54,115     100.00%    $54,343    $46,647     100.00%    $46,665
                              -----------------------------------------------------------------

      The composition and maturities of the investment securities portfolio (debt securities) and the mortgage-backed securities portfolio at December 31, 2000 are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or redemptions that may occur.


                                                                       More than One Year      More than Five Years
                                               One Year or Less        Through Five Years       Through Ten Years
                                             ---------------------    ---------------------    ---------------------
                                                          Weighted                 Weighted                 Weighted
                                             Amortized    Average     Amortized    Average     Amortized    Average
                                                Cost       Yield         Cost       Yield         Cost       Yield
                                             ----------------------------------------------------------------------
                                                                     (Dollars in thousands)

Investment securities available for sale:
  Federal agency securities                   $ 3,404      6.49%       $ 30,281     6.88%       $17,438      7.12%
  Other debt securities                        14,207      6.47          51,905     7.26              -         -
  Mortgage-backed securities                    2,498      5.96           5,955     6.49          9,557      6.84
  Collateralized mortgage obligations               -         -               -        -              -         -
                                             --------------------------------------------------------------------
      Total                                    20,109      6.41%         88,141     7.08%        26,995      7.02%
                                             --------------------------------------------------------------------

Investment securities held to maturity:
  Federal agency securities                         -         -          12,000     7.03%         7,000      7.45%
  Mortgage-backed securities                        -         -               -        -              -         -
                                             --------------------------------------------------------------------
      Total securities held to maturity             -         -          12,000     7.03%         7,000      7.45%
                                             --------------------------------------------------------------------

      Total                                   $20,109      6.41%       $100,141     7.07%       $33,995      7.11%
                                              =======                  ========                 =======



                                              More than Ten Years              Total Securities
                                             ---------------------    ---------------------------------
                                                          Weighted                             Weighted
                                             Amortized    Average     Amortized     Fair       Average
                                                Cost       Yield         Cost       Value       Yield
                                             ----------------------------------------------------------
                                                               (Dollars in thousands)

Investment securities available for sale:
  Federal agency securities                   $     -         -%       $ 51,123    $ 51,427     6.94%
  Other debt securities                             -         -          66,112      66,859     7.09
  Mortgage-backed securities                   27,116      6.55          45,126      45,346     6.57
  Collateralized mortgage obligations          10,012      6.74          10,102      10,078     6.74
                                              ------------------------------------------------------
      Total                                    37,128      6.61%        172,373     173,800     6.89%
                                              ------------------------------------------------------

Investment securities held to maturity:
  Federal agency securities                         -         -          19,000      19,019     6.74%
  Mortgage-backed securities                    3,332      7.22%          3,332       3,423     7.22
                                              ------------------------------------------------------
      Total securities held to maturity         3,332      7.22%         22,332      22,442     7.19%
                                              ------------------------------------------------------

      Total                                   $40,460      6.66%       $194,705    $196,242     6.92%
                                              =======                  ========    ========

Loan Portfolio

      The Company provides one- to-four-family residential first mortgage loans, home equity loans and credit lines, commercial real estate loans, construction loans, consumer loans and commercial business loans. The Company's loan policy establishes underwriting standards to address the risks of these types of loans, including maximum loan-to-value ratios for various collateral categories. The policy also contains lending authority guidelines by loan type. All commercial real estate and commercial business loans must be approved by the Credit Committee, which consists of the Chief Executive Officer, the Executive Vice President, the Chief Financial Officer and two outside members of the Board of Directors. Minutes of the weekly Credit Committee meetings list all approved loans. At its monthly meetings, the Bank's Board of Directors reviews summaries of all Credit Committee loan approvals.

      The Company has maintained a strategy that emphasizes its strengths in real estate financing, and generally sells fixed rate residential real estate loans that it originates. At the end of 2000, 86.3% of total loans were scheduled to mature or reprice within five years.

      At December 31, 2000, the gross loan portfolio totaled $696.5 million, up 19.2% from the 1999 year-end balance of $584.4 million. Residential first mortgage loans of $353.6 million made up 50.8% of the December 31, 2000 loan portfolio total. While the residential mortgage portfolio increased $56.3 million from the balance at the end of 1999, the percentage of the total portfolio declined by .09%. Commercial real estate and commercial construction loan balances of $253.7 million were up $36.4 million over the year-end 1999 balance of $217.3 million. The percentage of the gross loan portfolio represented by commercial real estate and construction loans as of December 31, 2000 declined by .8%. At December 31, 2000 home equity credit lines were $82.9 million, an increase of 32.7% over the 1999 year end balance of $62.5 million. Home equity credit lines represent 11.9% of total gross loans as of December 31, 2000 compared to 10.7% at yearend 1999. The Company's strategy of building core relationships with retail customers has included marketing programs featuring home equity credit lines. Customers are eligible for rate reductions on these lines if payments are made automatically from a Cambridgeport checking account.

      The remainder of the portfolio includes $5.2 million of consumer loans, including $1.1 million of loans secured by deposits with the Bank, $2.4 million of student loans and $1.7 million of various other loan types. Commercial business loans totaled $1.1 million at year-end 2000, down slightly from the 1999 year end balance of $1.3 million.

      Loan portfolio balances at the end of 1999 were up $81.0 million, or 16.1%, from the end of 1998. Real estate loans represented 98.7% and 98.4% of total loans at the end of 1999 and 1998 respectively.

      The following table presents the composition of the loan portfolio in dollar amounts and in percentages of the total portfolio at the dates indicated.


                                                                        At December 31,
                             ------------------------------------------------------------------------------------------------------
                                    2000                 1999                 1998                 1997                 1996
                             ------------------   ------------------   ------------------   ------------------   ------------------
                                       Percent              Percent              Percent              Percent              Percent
                                         of                   of                   of                   of                   of
                              Amount    Total      Amount    Total      Amount    Total      Amount    Total      Amount    Total
                             ------------------------------------------------------------------------------------------------------
                                                                     (Dollars in thousands)

Real estate loans:
  Residential(1)             $353,643    50.78%   $297,313    50.87%   $246,917    49.04%   $208,124    49.04%   $159,271    51.24%
  Commercial                  242,249    34.78     213,567    36.54     189,275    37.59     144,292    34.00      91,528    29.45
  Home equity lines
  of credit                    82,885    11.90      62,458    10.69      56,502    11.22      60,875    14.34      46,745    15.04
  Construction                 11,458     1.64       3,716     0.64       2,741     0.55       1,940     0.46       2,692     0.86
                             -----------------------------------------------------------------------------------------------------
    Total real estate loans  $690,235    99.10%   $577,054    98.74%   $495,435    98.40%   $415,231    97.84%   $300,236    96.59%
                             -----------------------------------------------------------------------------------------------------

Other loans:
  Commercial                    1,083     0.16       1,348     0.23         724     0.15         581     0.14         807     0.26
  Consumer                      5,172     0.74       6,046     1.03       7,310     1.45       8,576     2.02       9,787     3.15
                             -----------------------------------------------------------------------------------------------------
    Total other loans           6,255     0.90       7,394     1.26       8,034     1.60       9,157     2.16      10,594     3.41
                             -----------------------------------------------------------------------------------------------------
    Total gross loans        $696,490   100.00%   $584,448   100.00%   $503,469   100.00%   $424,388   100.00%   $310,830   100.00%

Less:
  Net deferred loan fees          226                  338                  446                  294                  240
  Allowance for loan losses     8,059                7,081                6,633                4,907                4,269
                             --------             --------             --------             --------             --------
      Total loans, net       $688,205             $577,029             $496,390             $419,187             $306,321
                             ========             ========             ========             ========             ========

--------------------
<F1>  Includes loans held for sale.

      The following table shows the repricing dates or contractual maturity dates of the Bank's loans as of December 31, 2000. The table does not reflect prepayments or scheduled principal amortization.


                                                                          At December 31, 2000
                                -----------------------------------------------------------------------------------------------
                                               Home Equity
                                Residential      Line of      Commercial     Construction    Commercial    Consumer
                                   Loans          Credit      Real Estate        Loans          Loans        Loans      Totals
                                -----------------------------------------------------------------------------------------------
                                                                             (In thousands)

Amounts due:
  Within one year                $ 35,409        $82,885       $ 25,825        $11,458         $  289       $3,554     $159,420

After one year:
  One to three years              100,981              -         91,702              -            206        1,203      194,092
  Three to five years             157,232              -         88,337              -            588          415      246,572
  Five to ten years                46,507              -         35,969              -              -            -       82,476
  Ten to twenty years               8,546              -            416              -              -            -        8,962
  Over twenty years                 4,968              -              -              -              -            -        4,968
                                 ----------------------------------------------------------------------------------------------
    Total due after one year      318,234              -        216,424              -            794        1,618      537,070
                                 ----------------------------------------------------------------------------------------------

Total amount due:                $353,643        $82,885       $242,249        $11,458         $1,083       $5,172     $696,490
                                 =================================================================================

Less:
  Net deferred loan
   Origination costs                                                                                                        226
  Allowance for loan losses                                                                                               8,059
                                                                                                                       --------
  Loans, net                                                                                                           $688,205
                                                                                                                       ========

      The following table presents, as of December 31, 2000, the dollar amount of all loans contractually due or scheduled to reprice after December 31, 2001 and whether such loans have fixed interest rates or adjustable interest rates.


                                    Due After December 31, 2001
                                 ---------------------------------
                                  Fixed     Adjustable     Total
                                 ---------------------------------
                                           (In thousands)

Real Estate Loans
  Residential                    $37,554     $280,680     $318,234
  Home equity lines of credit          -            -            -
  Commercial real estate          27,699      188,725      216,424
  Construction                         -            -            -
                                 ---------------------------------
      Total real estate loans     65,253      469,405      534,658
                                 ---------------------------------

Other Loans

  Commercial                         794            -          794
  Other consumer loans             1,618            -        1,618
                                 ---------------------------------
      Total other loans            2,412            -        2,412
                                 ---------------------------------

Total loans                      $67,665     $469,405     $537,070
                                 =================================

Loan Portfolio Quality

      One of the Company's operating objectives is to maintain a high level of asset quality. More than 99% of its loan portfolio is secured by residential and commercial properties. The Company believes that it sets sound credit standards for new loans and follows careful loan administration procedures. These practices and relatively favorable economic and real estate market conditions have resulted in low delinquency ratios and, in recent years, a low level of non-performing assets. The Company's policies require frequent monitoring of the status of the loan portfolio and monthly reporting to the Board of Directors. These management reports include information on delinquent loans and foreclosed real estate, as well as management's plans to cure any delinquent loans and to dispose of the foreclosed property.

      The Company generally stops accruing income when interest or principal payments are 90 days in arrears. It may stop accruing income on certain loans earlier than 90 days, when the timely collection of interest or principal appears to be doubtful. When a loan is designated non-accrual, the Company reverses all outstanding interest that had previously been credited. If the Company receives a payment on a non-accrual loan, it may recognize the payment as interest income if the ultimate collectibility of principal is no longer in doubt. However, such loans would remain on non-accrual status. For a loan to return to accrual status the borrower must have made all past due payments, and the full collection of principal and interest must no longer be in doubt.

      The Bank considers non accrual loans, except for smaller balance homogenous residential and consumer loans, to be impaired. Impaired loans are individually assessed to determine whether the carrying value exceeds the fair value of the collateral, or the present value of the cash flow generated from the underlying collateral. Smaller balance homogeneous loans that have been designated as non-accrual, such as residential mortgage loans and consumer loans, are evaluated collectively for impairment. At December 31, 2000, 1999 and 1998, impaired loans totaled $134,000, $128,000 and $290,000 respectively.

      The following table presents information regarding non-accrual real estate loans, accruing loans delinquent 90 days or more, and foreclosed real estate as of the dates indicated. At December 31, 2000, 1999 and 1998, the Company had $134,000, $128,000 and $963,000, respectively, of non-performing loans. If all non-performing loans had been performing in accordance with their original terms and had been outstanding from the earlier of the beginning of the period or origination, the Company would have recorded interest income on these loans of approximately $7,000 for 2000, $7,000 in 1999 and $8,000 in 1998.


                                                              At December 31,
                                                 ----------------------------------------
                                                 2000     1999     1998     1997     1996
                                                 ----------------------------------------
                                                              (In thousands)

Non-accrual real estate loans
  Residential                                    $  -     $ 32     $290     $201     $212
  Home equity lines of credit                       -        -        -       14        -
  Commercial real estate                            -        -        -        -        -
  Construction loans                                -        -        -        -        -
                                                 ----------------------------------------

  Total non-accrual real estate loans               -       32      290      215      212
                                                 ========================================

Other loans:
  Commercial                                        -        -        -        -        -
  Consumer                                        134       96        -        -        -
                                                 ----------------------------------------

  Total non-accrual other loans                   134       96        -        -        -
                                                 ========================================

Total non-accrual real estate and other loans     134      128      290      215      212
                                                 ========================================

Accruing loans delinquent 90 days or more           -        -      673      574      597
                                                 ========================================

Total non-performing loans                        134      128      963      789      809
                                                 ========================================

Foreclosed real estate, net                         -        -        -        -       94
                                                 ========================================

Total non-performing assets                       134      128      963      789      903
                                                 ========================================

Non-performing loans to total loans              0.02%    0.02%    0.19%    0.19%    0.29%
                                                 ========================================

Non-performing assets to total assets            0.01%    0.02%    0.14%    0.13%    0.16%
                                                 ========================================

      The non-performing loan total of $134,000 at December 31, 2000 was made up entirely of delinquent student loans. Non-performing loans at December 31, 1999 and 1998 included $96,000 and $672,000 respectively of student loans.

Allowance for Loan Losses

      The Company maintains an allowance for possible loan losses through a provision that is charged to income. Management determines the adequacy of the allowance through regular monitoring of the loan portfolio. Although it involves significant uncertainties, this review process takes into account historical loan loss experience, known and inherent risks in the loan portfolio, increases in categories with higher loss potential such as commercial real estate loans and jumbo residential mortgage loans and the estimated values of the underlying collateral. Management also considers the effects on the portfolio from economic and market trends. Although the Company believes that the allowance for loan losses is adequate, future additions may be necessary if economic conditions, real estate values and other factors differ substantially from the current operating environment.

      For the fiscal year ended December 31, 2000, the Company increased the allowance for loan losses through a $916,000 provision for loan losses based on an evaluation of the items discussed above. The Company believes that the current allowance for loan losses accurately reflects the level of risk in the loan portfolio. The most significant trend influencing the level of allowance over the last five years is the growth in the commercial real estate and construction loan portfolio, which has risen from $94.2 million at the end of 1996 to $253.7 million at

December 31, 2000. The Company believes that, despite using prudent underwriting standards, commercial real estate loans contain higher loss potential than one-to-four-family residential mortgages.

      The following table presents the activity in the allowance for loan losses and other ratios at or for the dates indicated.


                                                        At or for Years Ended December 31,
                                           ------------------------------------------------------------
                                             2000         1999         1998         1997         1996
                                           ------------------------------------------------------------
                                                              (Dollars in thousands)

Balance at beginning of year               $  7,081     $  6,633     $  4,907     $  4,269     $  4,074

Charge-offs:
  Residential                                     -            -            -            -         (136)
  Commercial real estate                          -            -            -            -          (93)
  Construction                                    -            -            -            -            -
  Home equity lines of credit                     -            -            -            -            -
  Commercial                                      -            -            -            -            -
  Consumer                                      (38)        (407)         (44)         (16)         (30)
                                           ------------------------------------------------------------
    Total charge-offs                           (38)        (407)         (44)         (16)        (259)
                                           ------------------------------------------------------------

Recoveries:
  Residential                                     -            5            2           27            -
  Commercial real estate                          -          107            3           27            -
  Construction                                    -            -            -            -            -
  Home equity lines of credit                     -            -            -            -            -
  Commercial loans                                -            -            -            -            -
  Other consumer loans                          100            3            5            -            4
                                           ------------------------------------------------------------
    Total recoveries                            100          115           10           54            4
                                           ------------------------------------------------------------

Net (charge-offs) recoveries                     62         (292)         (34)          38         (255)

Provision for possible loan losses              916          740        1,760          600          450
                                           ------------------------------------------------------------

Balance at end of year                     $  8,059     $  7,081     $  6,633     $  4,907     $  4,269
                                           ============================================================

Total loans receivables (1)                $694,527     $582,875     $498,194     $420,611     $306,388
                                           ============================================================

Average loans outstanding                  $638,438     $533,733     $462,528     $367,471     $285,406
                                           ============================================================

Allowance for loan losses as a
 Percent of total loans receivable(1)          1.16%        1.21%        1.33%        1.17%        1.39%
                                           ============================================================

Net loans (charged off) recoveries as a
 Percent of average loans outstanding          0.01%       (0.05)%      (0.01)%       0.01%       (0.09)%
                                           ============================================================

--------------------
<F1>  Does not include loans held for sale, passbook loans or deferred fees.

      The following tables set forth the allowance for loan losses allocated by loan category, the total loan balances by category, and the percent of loans in each category to total loans indicated.


                                                                      At December 31,
                       ------------------------------------------------------------------------------------------------------------
                                      2000                                 1999                                 1998
                       ----------------------------------   ----------------------------------   ----------------------------------
                                              Percent of                           Percent of                           Percent of
                                               Loans in                             Loans in                             Loans in
                                    Loan         Each                    Loan         Each                    Loan         Each
                                Balances by   Category to            Balances by   Category to            Balances by   Category to
Loan Category          Amount     Category    Total Loans   Amount     Category    Total Loans   Amount     Category    Total Loans
-----------------------------------------------------------------------------------------------------------------------------------

Real estate-mortgages:
  Residential(1)       $2,823     $435,705       62.73%     $2,352     $359,773       61.72%     $2,014     $298,485       59.91%
  Commercial            3,552      253,707       36.53       3,042      217,283       37.28       2,103      193,046       38.75

Commercial loans           17        1,083        0.16          22        1,348        0.23          11          724        0.15
Consumer loans(2)         228        4,031        0.58         297        4,471        0.77          65        5,939        1.19

Unallocated             1,439            -           -       1,368            -           -       1,840            -           -
                       ---------------------------------------------------------------------------------------------------------
  Total allowance for
   loan losses         $8,059     $694,526      100.00%     $7,081     $582,875      100.00%     $6,633     $498,194      100.00%
                       =========================================================================================================


                                                   At December 31,
                       -----------------------------------------------------------------------
                                      1997                                 1996
                       ----------------------------------   ----------------------------------
                                              Percent of                           Percent of
                                               Loans in                             Loans in
                                    Loan         Each                    Loan         Each
                                Balances by   Category to            Balances by   Category to
Loan Category          Amount     Category    Total Loans   Amount     Category    Total Loans
----------------------------------------------------------------------------------------------

Real estate-mortgages:
  Residential(1)       $1,780     $266,075       63.26%     $1,515     $203,053       66.27%
  Commercial            1,908      146,806       34.90       1,225       94,220       30.75

Commercial loans            9          581        0.14          12          807        0.27
Consumer loans(2)          79        7,149        1.70          90        8,308        2.71

Unallocated             1,131            -           -       1,427            -           -
                       --------------------------------------------------------------------
  Total allowance for
   loan losses         $4,907     $420,611      100.00%     $4,269     $306,388      100.00%
                       ====================================================================

--------------------
<F1>  Includes home equity lines of credit, excludes loans held for sale.
<F2>  Excludes passbook loans.

Deposits

      Deposit flows are influenced by a number of factors including: general and local economic conditions, the perceived strength of the stock market, prevailing interest rates and competition from other financial institutions. Most of the Company's deposits come from areas surrounding its branch offices. To attract and retain deposits, it utilizes a strategy that incorporates competitive pricing with high quality service and the development of long-term relationships. It determines deposit rates by evaluating competitors' pricing, the cost of obtaining funds from other sources, rates on U.S. Treasury securities and other related financial instruments.

      As mentioned above, the Company's strategy has been to increase deposits by attracting and retaining customers who maintain their primary transaction account with the Bank. The Real Banking marketing campaign, began in June, 2000 and offered a promotional rate money market account-the Real Savings account-to checking account customers. The campaign was timed to coincide with the large bank merger and branch divestiture activity occurring in the region. The Real Savings promotional rate of 6.25% annual percentage yield is guaranteed through March 31, 2001. Largely as a result of this campaign, deposits increased $188.5 million during 2000, ending the year 2000 at $809.8 million. Real Savings and other money market account balances rose by $168.0 million, to $330.3 million at December 31, 2000. Transaction account balances also rose significantly during the year. Demand deposit and NOW account balances ended the year 2000 at $49.9 million and $69.1 million respectively compared to $32.8 million and $ 44.4 million respectively at December 31, 1999. This equated to a 54.1% increase in combined balances of these two types of accounts.

      The Company's cost of deposits also rose as a result of the promotional rate money market account. See "Results of Operations" for information relating to the average balances and costs of deposits for the years ended December 31, 2000, 1999 and 1998.

      Certificates of Deposit balances declined $19.8 million, to $308.6 million at December 31, 2000 from the year-end 1999 level of $328.4 million. During the year, other financial institutions promoted their high rate CD products, which attracted some of Port's CD customers. In a falling rate environment, Port focused its strategy on building deposits in money market accounts rather than longer fixed maturity accounts.

      Savings account balances fell $1.5 million, or 2.8%, to $51.9 million at December 31, 2000. Balances in savings accounts have remained relatively stable over the past three years, despite market rate fluctuations and higher rate account promotions by Port and its competitors.

      Deposit totals at year-end 1999 totaled $621.3 million, an increase of $53.2 million over the December 31, 1998 total of $568.1 million. The growth included $30.1 million in money market account balances, most of which was in the Treasury Index Account, which features a rate tied to the 3-month U.S. Treasury bills. Certificate of deposit balances rose $18.4 million during 1999, while transaction account balances grew $4.9 million.

      The following table sets forth the distribution of deposit accounts, by account type, at the dates indicated.


                                                                        At December 31,
                                 --------------------------------------------------------------------------------------------
                                              2000                            1999                            1998
                                 -----------------------------   -----------------------------   ----------------------------
                                                      Weighted                        Weighted                       Weighted
                                                      Average                         Average                        Average
                                  Amount    Percent    Rates      Amount    Percent    Rates      Amount    Percent    Rates
                                 --------------------------------------------------------------------------------------------
                                                                     (Dollars in thousands)

Demand deposits (1)              $ 49,939     6.17%    0.00%     $ 32,808     5.28%    0.00%     $ 30,742     5.42%   0.00%
NOW deposits                       69,101     8.53     0.96        44,429     7.15     1.43        41,546     7.31    1.50
Savings deposits                   51,864     6.40     1.79        53,346     8.59     2.03        53,560     9.43    2.18
Money market deposits             330,297    40.79     5.44       162,304    26.12     4.33       132,219    23.27    3.71
                                 -----------------               -----------------               -----------------
    Total non-certificated
     accounts                     501,201    61.89     3.90       292,887    47.14     2.99       258,067    45.43    2.60

Certificate of deposit
  Due within 1 year               195,017    24.09     5.73       269,579    43.39     4.91       252,594    44.46    5.33
  Over 1 year through
   3 years                        105,555    13.03     6.35        56,374     9.07     5.43        54,615     9.61    5.43
  Over 3 years                      8,049     0.99     6.31         2,479     0.40     5.40         2,799     0.50    5.38
                                 -----------------               -----------------               -----------------
    Total certificate accounts    308,621    38.11     5.96       328,432    52.86     5.00       310,008    54.57    5.35
                                 -----------------               -----------------               -----------------

Total                            $809,822   100.00%    4.69%     $621,319   100.00%    4.05%     $568,075   100.00%   4.10%
                                 =================               =================               =================

--------------------
<F1>  Includes mortgagor's escrow payments.

      The following table summarizes deposit activity for the periods indicated.


                                                                 At December 31,
                                                        --------------------------------
                                                          2000        1999        1998
                                                        --------------------------------
                                                             (Dollars in thousands)

Balance at beginning of year                            $621,319    $568,075    $520,357
Net increase (decrease) before interest credited (1)     157,766      29,824      23,400
Interest credited                                         30,737      23,420      24,318
                                                        --------------------------------
Balance at end of year                                  $809,822    $621,319    $568,075
                                                        ================================
      Total increase in deposit accounts                $188,503    $ 53,244    $ 47,718
                                                        ================================

Percentage increase                                        30.34%       9.37%       9.17%

--------------------
<F1>  Includes mortgage escrow payments.

      At December 31, 2000, the Bank had $57.9 million in certificates of deposit with balances of over $100,000 and maturing as follows:


                                                   Weighted
                                                    Average
          Maturity Period               Amount       Rate
-----------------------------------------------------------
                                          (In thousands)

Three months or less                    $ 9,197      5.36%
Over three months through six months      9,531      5.53%
Over six months through 12 months        17,505      6.02%
Over 12 months                           21,726      6.41%
                                        -------
      Total                             $57,959      5.98%
                                        =======

      The following table sets forth, by interest rate ranges, information concerning certificates of deposit at December 31, 2000:


                                       At December 31, 2000
--------------------------------------------------------------------------------------------------
                                        Period to Maturity
--------------------------------------------------------------------------------------------------
 Interest Rate     Less than    One to Two       Two to       More than                 Percent of
    Range          One Year        Years      Three Years    Three Years     Total         Total
--------------------------------------------------------------------------------------------------
                                      (Dollars in thousands)

4.00% and below    $  1,027      $     -        $     -         $    -      $  1,027        0.33%
4.01% to 5.00%       36,385        1,198            167            241        37,991       12.31
5.01% to 6.00%       65,859       15,748            672            688        82,967       26.88
6.01% to 7.00%       91,696       71,418         15,969          6,571       185,654       60.16
7.01% and above          50          383              -            549           982        0.32
                   -----------------------------------------------------------------------------
      Total        $195,017      $88,747        $16,808         $8,049      $308,621      100.00%
                   =============================================================================

Borrowings

      The Company may use borrowings and other non-deposit sources of funds in order to acquire specific assets, fund asset growth that exceeds the level of deposits, and manage interest rate risk. During 2000, the Company's successful deposit growth strategy enabled it to repay maturing borrowings from the Federal Home Loan Bank. At December 31, 2000 outstanding borrowings of $35.8 million represented a decline of $20.1 million from $55.9 million at the end of 1999. Included in the 2000 and 1999 figures were $14.0 million and $14.3 million, representing the outstanding balance of a $14.5 million, 20-year advance used to finance the construction of the administrative center.

      The following table sets forth information concerning balances and interest rates on borrowings from the Federal Home Loan Bank at the dates and for the periods indicated.


                                                  At or for the Year Ended
                                                        December 31,
                                              -------------------------------
                                               2000        1999        1998
                                              -------------------------------
                                                   (Dollars in thousands)

Federal Home Loan Bank advances:

  Average balance outstanding                 $37,992     $40,374     $25,097
  Maximum amount outstanding
   at any month-end during the period          59,266      55,891      31,902

  Balance outstanding at end of the period     35,801      55,891      27,066

  Weighted average interest rate
   during the period                             5.14%       5.53%       6.13%
  Weighted average interest rate
   at end of period                              6.38%       6.00%       6.04%

Stockholders' Equity

      The Company's equity increased from $79.1 million at the end of 1999 to $152.1 million at the end of 2000, largely because of the issuance of common stock to the public in April, 2000. The capital to assets ratios at the end of 2000 and 1999 were 15.13% and 10.37% respectively. Both exceeded all regulatory requirements. On November 20, 2000, the Company paid a dividend of $.05 per share to shareholders of record as of November 1, 2000. The total dividend of $ 372,000 did not have a material impact on capital.

Results of Operations for the Years Ended December 31, 2000, 1999 and 1998

General

      Port completed its first year as a public company with total assets of $1.0 billion and stockholders equity of $152.1 million. The Company's net income for 2000 totaled $5.9 million. Net income, prior to the Company's conversion to a stock form of organization was $4.8 million in 1999, and $4.2 million in 1998. The return on average assets was .67% in 2000 compared to .67% in 1999 and .63% in 1998. The return on average equity was 4.60% in 2000, 6.34% in 1999 and 5.93% in 1998.

      The increased earnings in 2000 includes higher net interest income, which rose $5.4 million to $29.7 million, from $24.3 million in 1999, because of higher average earning asset balances and a 3 basis point increase in the net interest margin. The margin increase reflected the effects of the conversion capital and higher demand deposit balances. The interest rate spread, the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities, declined from 2.98% in 1999 to 2.77% in 2000, largely because of the promotional rate on the Real Savings account. The growth in net interest income was partially offset by a

$176,000 increase in the provision for loan losses, a $500,000 reduction in non-interest income, and growth in operating expenses of $2.7 million compared with 1999.

      After-tax earnings in 1999 of $4.8 million were $586,000, or 14.0%, higher than 1998 net income of $4.2 million. Contributing to this increase was a $1.5 million improvement in net interest income, and a reduction of $1.0 million in the loan loss provision. Partially offsetting these factors, were a reduction in non-interest income of $512,000 and higher operating expenses, which rose $1.6 million in 1999, or 8.7%, compared with the prior year.

      Mortgage rates influenced the non-interest income results. During 1998, market interest rates declined significantly, resulting in an active mortgage refinancing market. Many borrowers took advantage of the low rate environment to take out fixed rate mortgages. The Company's policy is to sell fixed rate mortgages, service-released, and therefore in the active 1998 market, loan sales produced gains of $1.1 million. Refinancing activity slowed in 1999, and loan sales resulted in gains of $599,000.

Net Interest Income

      Net interest income in 2000 rose $5.4 million, or 22.2%, compared with 1999. Average earning assets increased by $144.5 million in 2000 to $827.9 million, from $683.4 million the year before. At the same time, interest-bearing liabilities increased $95.4 million, to $695.4 million. Therefore, the difference between earning assets and interest-bearing liabilities was $49.1 million higher in 2000 than in 1999. Non-interest bearing deposits and additional capital funded these additional assets-- their average balances were up $13.9 million and $52.0 million respectively in 2000-and contributed to a 3 basis point increase in the net interest margin, which was 3.56% in 2000.

      Net interest income of $24.3 million in 1999 was up $1.5 million over 1998. Higher average balances of earning assets in 1999 as well as a shift within this category from investment securities to higher yielding loans were the main reasons for the increased net interest income. During 1999, loans represented 77.1% of average earning assets compared with 71.6% the year before.

Interest Income

      Total interest and dividend income rose $12.4 million in 2000 to $62.4 million, compared to $50.0 million in 1999. The growth in average earning assets mentioned above was the main reason for the increase, but a 21 basis point increase in yield on those assets, from 7.26% in 1999 to 7.47% in 2000, was also a factor. See the "Average Balance Sheet" and "Rate/Volume Analysis" tables below. The interest rate environment that prevailed during 2000 enabled the Company to invest conversion funds, deposits, and other cash flow into higher yielding loans and securities. The average balances of loans and investments were $103.8 million and $40.7 million, respectively, higher in 2000 than in 1999. The higher yields on these additional assets raised the average yields on the loan portfolio by 17 basis point and the investment securities by 42 basis point.

      Total interest and dividend income in 1999 was $1.3 million above the 1998 level of $48.7 million. The positive income effect of earning asset balances, which were $44.9 million higher in 1999 than the year before, more than offset a 34 basis point decline in average yield on those assets. Mortgage refinancing activity during the second half of 1998, mentioned above, reduced the average yield on the loan portfolio. The full impact of this was felt in 1999, as the loan portfolio yield declined 52 basis point to 7.56%.

Interest Expense

      Total interest expense increased by $7.0 million in 2000 to $32.7 million, compared to $25.7 million in 1999. The average balance of interest-bearing deposits in 2000, at $657.2 million, was $97.8 million, or 17.5%, higher than in 1999. This deposit growth was concentrated in money market accounts, where average balances rose $87.4 million to $229.5 million in 2000, up from $142.1 million the previous year. The promotional rate of 6.25% on the Real Savings money market account resulted in a 128 basis point increase in the average cost of money market account balances, and was the main reason for the 49 basis point increase in the average cost of all interest-bearing deposits. This promotional rate is guaranteed through March 31, 2001. The Real Savings promotion also generated new checking accounts. Average NOW and demand deposit balances rose $13.8 million and $13.9 million respectively in 2000, a combined 39.5% increase compared to 1999 average balances.

      Total interest expense for 1999 was $25.7 million, a decrease of $174,000, or .7%, from 1998, despite a higher average balance of interest-bearing liabilities in 1999 of $600.0 million compared with $554.9 million the year before. This growth in interest-bearing liabilities was offset by a 38 basis point decrease in their average cost, to 4.28% in 1999 from 4.66% for 1998. This decrease reflects the lower interest rate environment that prevailed during throughout 1999 compared to the 1998 period, particularly during the first half of 1998. Interest expense on deposits declined by $898,000 to $23.4 million in 1999 compared with $24.3 million the year before. The average balance of deposits rose to $589.1 million in 1999, from $555.7 million in 1998, while their average cost declined from 4.38% in 1998 to 3.98% in 1999. Interest expense on borrowed funds increased $724,000 as a result of a $15.2 million rise in the average balance of borrowings used to fund the construction of new facilities and to fund loan growth.

      The following table shows how changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to:

      * Interest income changes attributable to changes in volume (changes in volume multiplied by prior rate);
      * Interest income changes attributable to changes in rate (changes in rate multiplied by prior volume); and
      *     The net change.

      The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

                                          Year Ended December 31, 2000       Year Ended December 31, 1999
                                             Compared to Year Ended             Compared to Year Ended
                                                December 31, 1999                  December 31, 1998
                                               Increase/(Decrease)                Increase/(Decrease)
                                                     Due to                              Due to
                                        -------------------------------------------------------------------
                                        Volume        Rate        Net        Volume        Rate        Net
                                        -------------------------------------------------------------------
                                                                   (In thousands)

Interest earning assets:
  Short term investments                $   621     $    67     $   688     $   (28)    $   (24)    $   (52)
  Certificates of deposit                  (315)         22        (293)        (71)          7         (64)
  Investment securities                   2,408         635       3,043      (1,342)       (219)     (1,561)
  Loans                                   8,065         924       8,989       5,169      (2,177)      2,992
                                        -------------------------------------------------------------------
  Total interest earning assets         $10,779     $ 1,648     $12,427     $ 3,728     $(2,413)    $ 1,315
                                        ===================================================================

Interest bearing liabilities:
  NOW accounts                              149         (59)         90          43         (35)          8
  Savings accounts                           (7)        (81)        (88)         18         (76)        (58)
  Money market deposit accounts           4,110       2,206       6,316         742         (49)        693
  Certificates of deposit                  (152)      1,151         999         340      (1,881)     (1,541)
  Borrowed funds                           (134)       (186)       (320)        845        (121)        724
                                        -------------------------------------------------------------------
  Total interest bearing liabilities    $ 3,966     $ 3,031     $ 6,997     $ 1,988     $(2,162)    $  (174)
                                        ===================================================================
  Change in net interest income         $ 6,813     $(1,383)    $ 5,430     $ 1,740     $  (251)    $ 1,489
                                        ===================================================================

      The following tables set forth information relating to Port's financial condition and net interest income at and for the fiscal years ended December 31, 2000, 1999 and 1998, and reflect the average yield on assets and average cost of liabilities for the periods indicated. Yields and costs are derived by dividing interest income by the average balance of interest-earning assets and interest expense by the average balance of interest-bearing liabilities for the periods shown. Average balances are derived from actual daily balances over the periods indicated. Interest income includes fees earned from making changes in loan rates or terms, and fees earned when commercial real estate loans were prepaid or refinanced.

                                                                   For the Fiscal Year Ended December 31,
                                      ---------------------------------------------------------------------------------------------
                                                  2000                            1999                            1998
                                      -----------------------------   -----------------------------   -----------------------------
                                                            Average                         Average                         Average
                                      Average               Yield/    Average               Yield/    Average               Yield/
                                      Balance    Interest    Cost     Balance    Interest    Cost     Balance    Interest    Cost
                                      ---------------------------------------------------------------------------------------------
                                      (Dollars in thousands)
Assets:
  Interest earning assets:
    Short term investments(1)         $ 21,304   $ 1,423      6.68%   $ 11,935   $   735      6.16%   $ 12,373   $   787      6.36%
    Certificates of deposit              1,539       115      7.47       5,737       408      7.11       6,736       472      7.01
    Investment securities(2)           174,109    11,505      6.62     138,594     8,462      6.18     162,152    10,023      6.33
    Loans(3)                           630,919    49,355      7.73     527,142    40,366      7.56     457,271    37,374      8.08
                                      ---------------------------------------------------------------------------------------------
      Total interest earning assets    827,871    62,398      7.47     683,408    49,971      7.26     638,532    48,656      7.60
                                                 -----------------               -----------------               -----------------
Total noninterest earning assets        47,102                          28,451                          21,658
                                      --------                        --------                        --------
  Total assets                         874,973                         711,949                         660,190
                                      ========                        ========                        ========
Liabilities and Equity:
  Interest bearing liabilities:
    NOW accounts                        54,174       657       1.21     40,388       567      1.40      36,323       559      1.54
    Savings accounts                    53,724     1,048       1.95     54,058     1,136      2.10      53,283     1,194      2.24
    Money market deposit accounts      229,520    11,834       5.16    142,148     5,518      3.88     123,020     4,825      3.92
    Certificate of deposit accounts    319,817    17,198       5.38    322,872    16,199      5.02     316,937    17,740      5.60
                                      ---------------------------------------------------------------------------------------------
    Total interest bearing deposits    657,235    30,737       4.68    559,466    23,420      4.19     529,563    24,318      4.59
    Borrowed funds                      38,135     1,966       5.16     40,576     2,286      5.63      25,352     1,562      6.16
                                      ---------------------------------------------------------------------------------------------
      Total interest bearing
       liabilities                     695,370    32,703       4.70    600,042    25,706      4.28     554,915    25,880      4.66
                                                             ------                         ------                          ------
Noninterest bearing deposits            43,486                          29,607                          26,134
  Other noninterest bearing
   liabilities                           7,733                           5,891                           5,923
                                      --------                        --------                        --------
  Total noninterest bearing
   liabilities                          51,219                          35,498                          32,057
      Total liabilities                746,589                         635,540                         586,972
      Stockholders' equity/retained
       earnings                        128,384                          76,409                          73,218
                                      --------                        --------                        --------
      Total liabilities and
       stockholders' equity/retained
       earnings                       $874,973                        $711,949                        $660,190
                                      ========                        ========                        ========
    Net interest income                          $29,695                         $24,265                         $22,776
                                                 =======                         =======                         =======
    Net interest rate spread(4)                                2.77                           2.98                            2.94
    Net interest margin(5)                                     3.56                           3.53                            3.56
    Ratio of average interest earning
     assets to average interest
     bearing liabilities                                     120.10X                        114.71X                         115.32X

--------------------
<F1>  Short-term investments include federal funds sold.
<F2>  Investment securities that are considered available for sale are carried at market value, while securities that are held to maturity are carried at cost.
<F3>  Loans are net of deferred loan origination costs (fees) and allowance for loan losses.
<F4>  Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
<F5>  Net interest margin represents net interest income as a percentage of average interest-earning assets.

Provision for Possible Loan Losses

      The provision for possible loan losses totaled $916,000 in 2000, compared to $740,000 in 1999. The higher provision in 2000 is consistent with the growth in the Bank's loan portfolio and management does not believe that the higher provision for loan losses indicates any deterioration in credit quality.

      In 1999, the Company provided $740,000 for possible loan losses, compared to $1.8 million in 1998. The 1998 provision reflected not only the strong loan growth during that period, but also the higher number of large balance commercial real estate loans originated during 1998 compared to prior periods. At the end of 1999 and 1998, the allowance for loan losses was $7.1 million and $6.6 million, or 1.21% and 1.32% of total loans outstanding.

      Future provisions for loan losses will continue to be based upon the Company's assessment of the overall loan portfolio and its underlying collateral, the mix of loans within the portfolio, delinquency trends, economic conditions, current and prospective trends in real estate values, and other relevant factors. As the Company expands its commercial business lending, management believes that additional increases to the provision for possible loan losses are likely.

Non-interest Income

      Non-interest income includes service fees and charges for bank services, gains or losses from asset sales, and other income resulting from miscellaneous transactions. Non-interest income totaled $2.6 million in 2000, compared with $3.1 million in 1999. Net losses on the sale of investment securities totaled $603,000 in 2000. Loan sale gains of $274,000 in 2000 were $325,000 lower than the 1999 total of $599,000. Gains on loan sales generally are a function of the volume of fixed rate mortgages originated by the Company. In the 1999 period, there was a high level of fixed rate mortgage activity, which declined as mortgage rates rose in late 1999 and 2000. Customer service fee income was $1.1 million in 2000, up $200,000 over 1999. This growth resulted from an increase in the number of checking accounts as well as higher volumes of ATM card transactions. Non-interest income in 2000 also includes a gain of $448,000 resulting from the curtailment of the Company's defined benefit pension plan. The 1999 period included a $435,000 increase in the cash surrender value of life insurance policies compared to $657,000 in 1998.

      Non-interest income in 1999 was $3.1 million compared with $3.6 million for the prior year. The 1998 figure includes gains on fixed-rate loan sales of $1.1 million. In 1999, as mortgage interest rates increased, fixed-rate loan applications declined, and loan sale gains declined to $599,000.

Non-interest Expense

      Total non-interest expense rose $2.7 million, or 13.8%, to $22.3 million from the 1999 total of $19.6 million. Compensation and benefits expense increased $1.6 million or 14.5% to $12.4 million from the 1999 total of $10.8 million. This increase was the result of annual wage increases and the cost of new benefit plans. Occupancy expense increased $349,000 due to the cost of the new administrative center building as well as the new branch opening in Arlington, Massachusetts. The Company occupies approximately 55% of the administrative center and two tenants under long-term leases occupy the remainder. The first of the leases commenced on October 1, 2000; the second on January 1, 2001. Non-interest expense also increased as a result of additional professional service fees and marketing expenses totaling $357,000. These expenses were attributable to new public company activities.

      Total non-interest expense in 1999 increased $1.6 million, or 8.9%, to $19.6 million compared with $18.0 million for the prior year. The 1999 figure includes a one-time charge of $578,000, reflecting a curtailment loss on a restructured executive non-qualified retirement plan. Salaries and employee benefits increased 7.2%, or $681,000 compared with 1998. This was attributable to: increased staffing levels in the areas of wealth management and business banking, periodic salary adjustments for existing staff, and increased personnel benefit costs. Advertising expense increased $111,000, or 12.3%, over the 1998 level, primarily related to promotions of home equity loan products and the Treasury Index money market account.

      Other non-interest expense of $3.2 million in 1999 included $193,224 of expenses related to the Y2K date change project. Y2K expenses in 1998 totaled $50,767. Other non-interest expense also included professional services expense of $695,000 in 1999, an increase of $155,000 over 1998. This included $125,000 of fees paid in connection with leasing activity at our new building.

Income Taxes

      The Company's effective tax rate of 34.8% in 2000 represents an increase from 31.5% in 1999. This is primarily due to the fact that the 1999 period included the increases in life insurance cash surrender values mentioned above, which are not subject to federal or state tax.

      Income tax expense was $2.2 million for 1999 compared to $2.4 million in 1998, resulting in effective tax rates of 31.5% and 36.0% for the respective periods. The lower effective tax rate in 1999 is primarily the result of increased utilization of qualified securities investment companies and non-taxable increases in cash surrender values of life insurance policies.

Liquidity and Capital Resources

      The term "liquidity" refers to the Company's ability to generate adequate amounts of cash to fund loan originations, loan purchases, deposit withdrawals and operating expenses. Primary sources of liquidity are deposits, scheduled amortization and prepayments of loan principal and mortgage-backed securities, maturities and calls of investment securities and funds provided by operations. Loan repayment and maturing investment securities are a relatively predictable source of funds. However, deposit flows, calls of investment securities and prepayments of loans and mortgage-backed securities are strongly influenced by interest rates, general and local economic conditions and competition in the marketplace. These factors reduce the predictability of the timing of these sources of funds.

      The Bank also can borrow funds from the Federal Home Loan Bank based on eligible collateral of loans and securities. Its maximum borrowing capacity from the Federal Home Loan Bank is approximately $300.0 million, net of borrowings that are already outstanding. In addition, the Bank may enter into reverse repurchase agreements with approved broker-dealers. Reverse repurchase agreements are agreements that allow the Bank to borrow using securities as collateral.

      Total deposits increased $188.5 million and $53.2 million during the 2000 and 1999 fiscal years, respectively. Time deposit accounts scheduled to mature within one year were $195.0 million at December 31, 2000. Based on the Company's experience and current pricing strategy, it anticipates that a significant portion of these certificates of deposit will remain on deposit.

      At December 31, 2000, outstanding borrowings from Federal Home Loan Bank were $35.8 million, $20.1 million below the level at December 31, 1999. In June 1999, the Bank borrowed $14.5 million from the Federal Home Loan Bank in order to fund the construction and acquisition of the administrative center building. The Federal Home Loan Bank loan is to be repaid in equal monthly payments over 20 years. The rate is fixed at 6.19%.

      The Company's primary investing activities are the origination of one- to four-family real estate, commercial real estate, commercial and consumer loans, and the purchase of investment securities. During the 2000 fiscal year, it originated loans of approximately $256.0 million, and during the 1999 fiscal year it originated loans of approximately $252.6 million. Purchases of investment securities totaled $138.3 million for the 2000 fiscal year and $43.3 million for 1999. At December 31, 2000, Cambridgeport had loan commitments to borrowers of approximately $ 41.1 million, and available home equity and unadvanced lines of credit of approximately $148.3 million.

      The Company monitors its liquidity position daily and expects to have sufficient funds to meet its current funding commitments.

      At December 31, 2000, Port exceeded each of the applicable regulatory capital requirements. Tier 1 leverage capital was $147.5 million, or 24.8% of risk-weighed assets, and 15.4% of average assets. It had a risk-based total capital of $157.5 million and a risk-based capital ratio of 26.5%.

      The Company does not anticipate any material capital expenditures during calendar year 2001. It does not have any balloon or other payments due on any long-term obligations or any off-balance sheet items other than the commitments and unused lines of credit noted above.

         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates/prices such as interest rates, foreign currency exchange rates, commodity prices, and equity prices. Port is exposed to interest rate risk, which occurs from interest rate volatility. Fluctuations in interest rates may impact both its level of income and expense on a large portion of assets and liabilities, as well as the market value of all interest-earning assets.

      The ongoing monitoring and management of interest rate risk is an important component of the Company's asset/liability management process. This process is governed by policies established by the Board of Directors. The Board reviews these policies annually. The Board of Directors delegates responsibility for carrying out the asset/liability management policies to the Asset/Liability Management Committee ("ALCO"), comprised of the Chief Executive Officer, the President, the Chief Financial Officer and various other members of management. ALCO develops strategies based upon estimated market risk sensitivity, policy limits and overall market interest rate levels and trends. The primary goal of the interest rate management strategy is to limit fluctuations in net interest income as interest rates vary up or down. ALCO seeks to coordinate asset and liability decisions so that, under changing interest rate scenarios, the Company's net interest income will remain within an acceptable range.

      The Company's lending activities have emphasized one- to four-family and commercial mortgage loans. Its largest source of funds has been deposits, consisting of certificates of deposit, which have shorter terms to maturity than the loan portfolio, savings and money market accounts, and transaction accounts. Occasionally, the Company has funded loan growth with Federal Home Loan Bank advances. It has employed several strategies to manage the interest rate risk inherent in the asset/liability mix, including but not limited to:

      * Selling a majority of the 30 and 15-year fixed-rate mortgages to the secondary market;

      * Maintaining the diversity of the existing loan portfolio through the origination of commercial real estate and consumer loans which typically have variable rates and shorter terms than residential mortgages; and

      * Emphasizing investments with short- and intermediate-term maturities of less than ten years, with most maturities or rate resets currently under 5 years.

      Loan repayment activity can be significantly impacted by changes in market interest rates. Prepayment rates vary due to a number of other factors, including regional economic conditions, demographic variables, borrowers' refinancing opportunities, and competition. The Company monitors interest rate sensitivity in order to make timely adjustments to its asset and liability mix and minimize the negative effects of changing rates. The Company uses a simulation model to monitor interest rate risk. This model calculates the net interest income at risk under different interest rate environments. It performs an analysis of changes in net interest income assuming market interest rates rise or fall 200 basis points over a one-year time period following the current financial statement. The Company also uses the model to simulate other scenarios, altering the modeling assumptions on interest rate changes to include a swing of 400 basis points, and extending the analysis to include a four-year period. The Company's policy objective is to maintain net interest income over a one-year period within 10% of the current level, given a 200 basis point change in market interest rates in either direction.

      The table below sets forth the estimated changes in net interest income that would result from a 200 basis point change in interest rates over the applicable twelve-month period.


           For the Fiscal Year Ended December 31, 2001
           -------------------------------------------
                     (Dollars in thousands)
             Changes in
           Interest Rates    Net Interest
           (Basis Points)       Income        % Change
           --------------    ------------     --------

                 200            29,149         -3.01%
                   0            30,054             -
                -200            30,243           .63%

      In addition to net interest income simulation, the Company uses gap analysis to monitor interest rate risk. Gap analysis entails measuring the extent to which such assets and liabilities are "interest rate sensitive". An asset or liability is deemed to be interest rate sensitive within a specific time period if it is scheduled to mature or reprice within that time period. The interest rate sensitivity gap for a given time period is defined as the difference between the amount of interest-earning assets and the amount of interest-bearing liabilities maturing or repricing within that time period.

      A gap is considered positive when the amount of interest-earning assets exceeds the amount of interest-bearing liabilities maturing or repricing within a specific time period. A gap is considered negative when the amount of interest-bearing liabilities exceeds the amount of interest-earning assets maturing or repricing within the same period. When interest rates rise, a financial institution with a negative gap position would be expected, absent the effects of other factors, to experience a greater increase in the costs of its liabilities relative to the yields of its assets. Thus, net interest income would likely decrease. An institution with a positive gap position would be expected, absent the effect of other factors, to experience the opposite result. Conversely, during a period of declining interest rates, a negative gap would tend to result in an increase in net interest income. A positive gap would tend to reduce net interest income.

      At December 31, 2000, based on the assumptions outlined below, the Company's interest-bearing liabilities maturing or repricing within one year exceeded interest-earning assets maturing or repricing within the same period by $ 101.0 million. This represented a negative cumulative one-year interest rate sensitivity gap of 10.5% of total assets and a ratio of cumulative interest-earning assets maturing or repricing within one year to cumulative interest-bearing liabilities maturing or repricing within one year of 81.0%. The negative gap position could more adversely impact net interest income in a rising rate environment than a positive gap position.

      The following table presents information as for December 31, 2000. It shows the amounts of interest-earning assets and interest-bearing liabilities that reprice or mature in each of the future time periods shown. Except as stated below, the repricing/maturity schedule corresponds with the earlier of the repricing date or the contractual maturity date. The information is also based on the following assumptions:

      * Various mortgage related products will prepay principal balances depending on the interest rate environment, mortgage product type, outstanding principal balances, average life to maturity and other factors. The residential mortgage portfolio is segregated based on these factors and prepayment speeds are calculated using analytical historical data from the Office of Thrift Supervision.

      * 10% of commercial mortgages and home equity loans are assumed to prepay annually.

      * Federal agency securities with call features that are likely to exercised were reported at the next call date. Other agency securities were reported at the contractual maturity date.

      * Higher earning savings accounts, money market accounts and the Treasury index accounts are reported in the three-month category. This classification is based on regulatory guidance, as modified by historical analysis of deposit levels during periods of changing market rates.

      Deposit assumptions, prepayment rates and anticipated call dates can have a significant impact on the estimated interest sensitivity gap. While the Company believes that its assumptions are reasonable, they may not be indicative of actual future deposit activity, mortgage and mortgage-backed securities prepayments, and the actual timing of federal agency calls.


                                                           Amounts Maturing or Repricing as of December 31, 2000
                                        -------------------------------------------------------------------------------------------
                                        less than 3    3 to 6    6 months to    1 to 2     2 to 3     3 to 5
                                          months       months       1 year       years      years      years    > 5 yrs.     Total
                                        -------------------------------------------------------------------------------------------
                                                                          (Dollars in thousands)

Interest earning Assets(1)
  Short term investments                 $ 58,448            -            -           -          -          -          -   $ 55,448
  Certificates of deposit                       -     $    104            -           -          -          -          -        104
  Investment securities(2)                 43,125        2,000     $ 19,589    $ 39,531   $ 28,002   $  1,939   $ 10,778    144,964
  Mortgage and assets backed
   securities (2)                           5,593        9,798        8,563      11,518      7,919      7,335      7,744     58,470
  Loans(3)                                147,612       50,385       86,045     135,137    135,447    122,272     19,592    696,490
                                         ------------------------------------------------------------------------------------------
    Total interest earning assets         254,778     $ 62,287     $114,197    $186,186   $171,368   $131,546   $ 38,114   $958,476
                                         ==========================================================================================
Interest bearing liabilities
  NOW accounts(4)                               -            -            -           -          -          -   $ 69,101   $ 69,101
  Regular savings accounts                      -            -            -           -          -          -     51,864     51,864
  Money market accounts(5)               $330,297            -            -           -          -          -          -    330,297
  Certificate of deposit accounts          55,843     $ 56,681     $ 82,493    $ 88,747   $ 16,808   $  8,049          -    308,621
  Borrowed funds                              520        5,521          958       4,813      2,309      5,783     16,007     35,911
                                         ------------------------------------------------------------------------------------------
    Total interest bearing liabilities   $386,660     $ 62,202     $ 83,451    $ 93,560   $ 19,117   $ 13,832   $136,972   $795,794
                                         ==========================================================================================
  Interest sensitivity gap               (131,882)          85       30,746      92,626    152,251    117,714    (98,858)
  Cumulative interest sensitivity gap    (131,882)    (131,797)    (101,051)     (8,425)   143,826    261,540    162,682
  Cumulative interest sensitivity gap
   as a percent of total assets            -13.13%      -13.12%      -10.06%      -0.84%     14.32%     26.03%     16.19%
  Cumulative interest sensitivity gap
   as a percent of total interest
   earning assets                          -13.76%      -13.75%      -10.54%      -0.88%     15.01%     27.29%     16.97%
  Cumulative interest-earning assets
   as a percentage                          65.89%       70.64%       81.02%      98.65%    122.30%    139.70%    120.44%

--------------------
<F1>  Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments, scheduled rate adjustments and contractual maturities.
<F2>  Debt securities are presented at amortized cost.
<F3>  For the purposes of the gap analysis, allowances for loan losses and deferred loan fees have been excluded.
<F4>  NOW accounts also include appreciation checking and are included in the over five year column.
<F5>  Treasury Index and Real Savings accounts are included in 3 months or less.

    MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

      On April 11, 2000, Port Financial Corp. received regulatory approval to complete its offering of common stock in connection with the conversion of Cambridgeport Mutual Holding Company to a stock holding company. Port Financial Corp.'s common stock began trading on the Nasdaq National Market on April 12, 2000.

      Port's common stock is traded under the symbol "PORT." At December 29, 2000, the last trading date in 2000's fiscal year, its common stock closed at $17.6875. At March 9, 2001, there were 7,442,818 shares of Port Financial Corp.'s common stock outstanding, which were held of record by approximately 2,205 stockholders, not including persons or entities who hold the stock in nominee or "street" name through various brokerage firms.

      The Company's cash dividend payout policy is frequently reviewed by management and the Board of Directors. The Board of Directors considers paying dividends, dependent on the results of operations and financial condition of Port, tax considerations, industry standards, economic conditions, regulatory restrictions and other factors. Port's ability to pay dividends also may depend on the dividends it receives from its subsidiary, Cambridgeport Bank. Dividends from the Bank are subject to regulations including the Bank's continued compliance with all regulatory capital requirements and its overall financial health.

      On October 17, 2000, the Board of Directors of Port Financial Corp. declared a quarterly cash dividend of $.05 per share of common stock, which was paid on November 20, 2000 to shareholders of record on November 1, 2000. On January 24, 2001, the Board of Directors of Port Financial Corp. declared another quarterly cash dividend of $.05 per share of common stock, which was paid on February 21, 2001 to shareholders of record on February 6, 2001.

      The table below shows the high and low sales price during the periods indicated as well as dividends declared per share. The information set forth in the table below was provided by the Nasdaq Stock Market. Such information reflects interdealer prices without retail mark-up or mark-down, and may not represent actual transactions.


------------------------------------------------------------------------------
                                                   Price Range
                                               -------------------
For the Fiscal Year Ended December 31, 2000      High        Low     Dividends
------------------------------------------------------------------------------

Fourth Quarter ended December 31, 2000         $17.6875    $15.75       $.05
------------------------------------------------------------------------------
Third Quarter ended September 30, 2000          18.25       13.375       N/A
------------------------------------------------------------------------------
Second Quarter ended June 30, 2000 (1)          13.875      10.75        N/A
------------------------------------------------------------------------------

--------------------
<F1>  Second quarter data is for the period from April 12, 2000 to June 30,
      2000.

                     PORT FINANCIAL CORP. AND SUBSIDIARY

                  INDEX TO CONSOLIDATE FINANCIAL STATEMENTS

                                                             Page

Report of Independent Public Accountants                         F-1

Consolidated Balance Sheets as of
December 31, 2000 and 1999                                       F-2

Consolidated Statements of Operations for the
Years Ended December 31, 2000, 1999 and 1998                     F-3

Consolidated Statements of Changes in stockholders' equity
For the Years Ended December 31, 2000, 1999 and 1998             F-4

Consolidated Statements of Cash Flows for the Years Ended
December 31, 2000, 1999 and 1998                                 F-5

Notes to Consolidated Financial Statements                    F-6 - 35

All schedules are omitted because they are not required or applicable, or the required information is shown in the financial statements or notes thereto.

Report of Independent Public Accountants

To the Shareholders and Board of Directors of Port Financial Corp:

We have audited the accompanying consolidated balance sheets of Port Financial Corp. and subsidiaries (collectively, the Company) as of December 31, 2000 and 1999 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Port Financial Corp. and its subsidiaries as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


/s/  Arthur Andersen LLP

Boston, Massachusetts
January 22, 2001

PORT FINANCIAL CORP.

Consolidated Balance Sheets

(in thousands)

                                                        December 31,
                                                 --------------------------
Assets                                              2000            1999
                                                 --------------------------

Cash and Cash Equivalents:
  Cash and due from banks                        $   11,819      $   16,594
  Federal funds sold                                 36,680               -
  Other cash equivalents                             21,768           2,835
                                                 --------------------------

      Total cash and cash equivalents                70,267          19,429

Certificates of Deposit                                 104           5,149
Investment Securities Held to Maturity,
 at amortized cost (Note 2)                          22,332               -
Investment Securities Available for Sale,
 at fair value (Note 2)                             181,196         131,647
Loans Held-for-Sale                                     823               -
Loans, net (Notes 1 and 3)                          687,382         577,029
Federal Home Loan Bank Stock, at cost (Note 7)        4,951           4,452
Savings Bank Life Insurance Stock, at cost            1,934           1,934
Banking Premises and Equipment, net (Note 4)         23,649          11,782
Accrued Interest Receivable                           6,131           4,054
Other Assets (Notes 5 and 11)                         5,900           7,265
                                                 --------------------------

      Total assets                               $1,004,669      $  762,741
                                                 ==========================

Liabilities and Stockholders' Equity

Liabilities:
  Deposits (Note 6)                              $  806,021      $  618,288
  Federal Home Loan Bank Advances (Note 7)           35,801          55,891
  Mortgagors' Escrow Payments                         3,801           3,031
  Accrued Expenses and Other Liabilities
   (Notes 8 and 11)                                   6,993           6,401
                                                 --------------------------

      Total liabilities                             852,616         683,611
                                                 --------------------------

Commitments and Contingencies
 (Notes 8, 9 and 12)

Stockholders' Equity (Note 10):
  Preferred stock, $0.01 par value-
    Authorized-5,000,000 shares
    Issued and outstanding-no shares                      -               -
  Common stock, $0.01 par value-
    Authorized-30,000,000 shares
    Issued and outstanding-7,725,553 shares
     at December 31, 2000                                77               -
  Additional paid-in capital                         76,281               -
  Unearned compensation-Recognition and
   retention plan                                    (4,304)              -
  Unearned compensation-ESOP                         (7,277)              -
  Retained earnings                                  82,750          77,221
  Accumulated other comprehensive income              4,526           1,909
                                                 --------------------------

      Total stockholders' equity                    152,053          79,130
                                                 --------------------------

      Total liabilities and stockholders'
       equity                                    $1,004,669      $  762,741
                                                 ==========================

The accompanying notes are an integral part of these consolidated financial statements.

PORT FINANCIAL CORP.

Consolidated Statements of Operations

(in thousands)

                                                                 Years Ended December 31,
                                                            ---------------------------------
                                                              2000         1999         1998
                                                            ---------------------------------

Interest and Dividend Income:
  Interest on loans                                         $49,355      $40,366      $37,374
  Interest and dividends on investment securities            11,505        8,462       10,023
  Interest on other cash equivalents                          1,423          735          787
  Interest on certificates of deposit                           115          408          472
                                                            ---------------------------------

      Total interest and dividend income                     62,398       49,971       48,656
                                                            ---------------------------------

Interest Expense:
  Interest on deposits                                       30,737       23,420       24,318
  Interest on borrowed funds                                  1,966        2,286        1,562
                                                            ---------------------------------

      Total interest expense                                 32,703       25,706       25,880
                                                            ---------------------------------

      Net interest income                                    29,695       24,265       22,776

Provision for Possible Loan Losses (Note 3)                     916          740        1,760
                                                            ---------------------------------

      Net interest income after provision for possible
       loan losses                                           28,779       23,525       21,016
                                                            ---------------------------------

Noninterest Income:
  Customer service fees                                       1,062          862          726
  (Loss) gain on sales of investment securities, net
   (Note 2)                                                    (603)           -           61
  Gain on sales of loans, net                                   274          599        1,143
  Loan servicing fee income                                     496          416          656
  Other income                                                1,330        1,182          985
                                                            ---------------------------------

      Total noninterest income                                2,559        3,059        3,571
                                                            ---------------------------------

Noninterest Expenses:
  Compensation and employee benefits (Note 11)               12,361       10,748        9,489
  Occupancy and equipment expenses (Note 4 and Note 9)        3,554        3,205        3,507
  Data processing service fees                                1,588        1,435        1,279
  Marketing and investor relations                            1,124        1,014          903
  Other noninterest expenses                                  3,663        3,218        2,864
                                                            ---------------------------------

      Total noninterest expenses                             22,290       19,620       18,042
                                                            ---------------------------------

      Income before provision for income taxes                9,048        6,964        6,545

Provision for Income Taxes (Note 8)                           3,147        2,190        2,357
                                                            ---------------------------------

      Net income                                            $ 5,901      $ 4,774      $ 4,188
                                                            =================================

The accompanying notes are an integral part of these consolidated financial statements.

PORT FINANCIAL CORP.

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2000, 1999 and 1998

(in thousands)

                                                                               Accumulated
                                                      Additional                  Other         Unearned
                                             Common    Paid-In     Retained   Comprehensive   Compensation            Comprehensive
                                             Stock     Capital     Earnings      Income         ESOP/RRP     Total       Income
                                             --------------------------------------------------------------------------------------

Balance, December 31, 1997                   $         $           $68,259      $ 2,813          $           $ 71,072     $
  Net income                                                         4,188            -                         4,188       4,188
  Change in unrealized gains on
   securities available for sale,
   net of taxes of $458                                                             867                           867         867
  Less-Reclassification of securities
   gains included in net income, net of
   taxes of $22                                -             -           -          (39)                -         (39)        (39)
                                             ------------------------------------------------------------------------------------

Balance, December 31, 1998                                          72,447        3,641                        76,088     $ 5,016
                                                                                                                          =======

  Net income                                                         4,774            -                         4,774     $ 4,774
  Change in unrealized losses on
   securities available for sale,
   net of taxes of $992                        -             -           -       (1,732)                -      (1,732)     (1,732)
                                             ------------------------------------------------------------------------------------

Balance, December 31, 1999                                          77,221        1,909                        79,130     $ 3,042
                                                                                                                          =======

  Net income                                                         5,901            -                         5,901     $ 5,901
  Issuance of stock less stock
   offering costs (of $2.6 million)           74        71,746                                                 71,820
  Change in unrealized gains on
   securities available for sale,
   net of taxes of $1,273                                                         2,227                         2,227       2,227
  Reclassification of securities losses
   included in net income, net of taxes
   of $213                                                                          390                           390         390
  ESOP unearned compensation:
  Acquisition of shares                                                                            (7,514)     (7,514)
  Amortization of unearned compensation                     50                                        237         287
  RRP unearned compensation:
  Grant of RRP stock awards                    3         4,485                                     (4,488)          -
  Amortization of unearned compensation                                                               184         184
  Cash dividend-$0.05 per share                -             -        (372)           -                 -        (372)
                                             ------------------------------------------------------------------------------------

Balance, December 31, 2000                   $77       $76,281     $82,750      $ 4,526          $(11,581)   $152,053     $ 8,518
                                             ====================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

PORT FINANCIAL CORP.

Consolidated Statements of Cash Flows

(in thousands)

                                                                         Years Ended December 31,
                                                                 ---------------------------------------
                                                                    2000           1999           1998
                                                                 ---------------------------------------

Cash Flows from Operating Activities:
  Net income                                                     $   5,901      $   4,774      $   4,188
  Adjustments to reconcile net income to net cash
   provided by operating activities-
    Provision for possible loan losses                                 916            740          1,760
    Depreciation and amortization                                    1,479          1,214          1,353
    Amortization of premiums on investment securities, net             156            123            353
    Net (gain) loss from sales of investment securities                603              -            (61)
    Gain on loan sales, net                                           (274)          (599)        (1,143)
    Gain on pension plan curtailment                                  (448)             -              -
    Increase in cash surrender value                                   (10)          (435)          (657)
    Proceeds from sale of loans                                     24,761         44,897         88,175
    Loans originated for sale                                      (25,310)       (40,456)       (90,629)
    Decrease (increase) in other assets                              1,375         (1,185)          (523)
    (Increase) decrease in accrued interest receivable              (2,077)           (22)           442
    (Decrease) increase in deferred loan fees                         (112)          (108)           152
    Increase (decrease) in accrued expenses and other
     liabilities                                                       592           (643)          (384)
                                                                 ---------------------------------------

      Net cash provided by operating activities                      7,552          8,300          3,026
                                                                 ---------------------------------------

Cash Flows from Investing Activities:
  Proceeds from sales, maturities and principal repayment
   of securities available for sale                                 53,642         53,600         85,825
  Purchase of securities available for sale                        (99,863)       (43,264)       (68,484)
  Proceeds from sales, maturities and principal repayment
   of securities held to maturity                                    2,653              -              -
  Purchase of securities held to maturity                          (24,969)             -              -
  Proceeds from maturities of certificates of deposit                5,228          5,107          6,603
  Purchase of certificates of deposit                                 (183)        (4,356)          (402)
  Purchase of FHLB stock                                              (499)          (573)          (817)
  Purchase of premises and equipment                               (13,346)        (7,381)        (1,252)
  Loan originations, net                                          (111,824)       (84,235)       (76,836)
  Recoveries of loans previously charged-off                           100            115             10
                                                                 ---------------------------------------

      Net cash used in investing activities                       (189,061)       (80,987)       (55,353)
                                                                 ---------------------------------------

Cash Flows from Financing Activities:
  (Decrease) increase in certificates of deposit                   (19,811)        18,424         (3,695)
  Increase in demand deposits, NOW accounts and savings
   accounts                                                        207,544         34,446         51,315
  Increase in mortgagors' escrow payments                              770            374             98
  (Decrease) increase to borrowings                                (20,090)        28,825          5,462
  Net proceeds on stock offering                                    71,820              -              -
  Cash dividends                                                      (372)             -              -
  ESOP purchase                                                     (7,514)             -              -
                                                                 ---------------------------------------

Net cash provided by financing activities                          232,347        82,069          53,180
                                                                 ---------------------------------------

Net Increase in Cash and Cash Equivalents (Note 1)                  50,838         9,382             853

Cash and Cash Equivalents, beginning of year                        19,429        10,047           9,194
                                                                 ---------------------------------------

Cash and Cash Equivalents, end of Year                           $  70,267      $  19,429      $  10,047
                                                                 =======================================

Supplemental Disclosures of Cash Flow Information:
  Cash paid for interest                                         $  32,488      $  25,511      $  25,890
                                                                 =======================================
  Cash paid for income taxes                                     $   3,547      $   3,070      $   2,143
                                                                 =======================================

Supplemental Noncash Investing Activities:
  Loans securitized into mortgage-backed investments             $       -      $       -      $   1,584
                                                                 =======================================

The accompanying notes are an integral part of these consolidated financial statements.

PORT FINANCIAL CORP.

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998

(1)  Summary of Significant Accounting Policies

Basis of Presentation

Port Financial Corp. (Port or the Company) is a Massachusetts-chartered stockholding company, which owns all of the capital stock of Cambridgeport Bank. As part of its conversion, the Company converted from a Massachusetts-chartered mutual holding company, Cambridgeport Mutual Holding Company, to a Massachusetts-chartered stockholding company and changed its name to Port Financial Corp. Port sold 7,442,818 shares of its common stock to its eligible depositors, management, employees and to the Company's Employee Stock Ownership Plan (ESOP). Net proceeds of the stock offering were $71.8 million. The conversion and stock offering were completed on April 11, 2000.

The accompanying consolidated financial statements include the accounts of the Company and its two wholly owned subsidiaries, Cambridgeport Bank (collectively, the Bank) and Brighton Investment Corporation. Cambridgeport Bank has three wholly owned subsidiaries, Temple Investment Corporation, River Investment Corporation and Cambridgeport Insurance Services, Inc. Temple Investment Corporation and River Investment Corporation both engage in securities investment activities. Cambridgeport Insurance Services, Inc. was established in April 2000 and intends to provide insurance. In addition, Cambridgeport Bank is the sole member of Temple Realty, LLC, which was formed to own the land and the building of Cambridgeport Bank's new administrative center. Brighton Investment Corporation also engages in securities investment activities. All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

Certain reclassifications have been made to the 1999 and 1998 consolidated financial statements to conform to the 2000 presentation. Such reclassifications have no effect on previously reported consolidated net income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

Statements of Cash Flows

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and overnight deposits with maturities of one day and investments in the highly liquid Bank Investment Fund.

Investment Securities

Debt securities that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity and are reported at cost, adjusted for amortization of premiums and accretion of discounts, using the effective-yield method. Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as trading and reported at fair value, with unrealized gains and losses included in earnings. The Bank has no securities classified as trading. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income, which is included in retained earnings, net of the related taxes. The Bank classifies its securities based on the Bank's intention at the time of purchase.

Unrealized losses that are determined to be other than temporary declines in value are charged to operations. When securities are sold, the adjusted cost of the specific security sold is used to compute gains or losses on the sale.

Loans Held-for-Sale

Loans held-for-sale are carried at the lower of the recorded loan balance or market value based on prevailing market conditions and commitments from institutional investors to purchase such loans. The amount by which cost exceeds market value is reflected in a valuation allowance, with subsequent increases or decreases in market value charged or credited to the valuation allowance and reflected in operations in the period in which they occur. There were no adjustments required for unrealized losses at December 31, 2000 and 1999.

Loans, Deferred Fees and the Allowance for Possible Loan Losses

Loans are stated at the amount of unpaid principal, reduced by amounts due to borrowers on unadvanced loans, net deferred loan fees and the allowance for possible loan losses.

It is the policy of the Bank to discontinue the accrual of interest on loans when, in the judgment of management, the ultimate collectibility of principal or interest becomes doubtful. It is the general policy of the Bank to discontinue the accrual of interest on loans delinquent in excess of 90 days. When a loan is placed on nonaccrual status, all interest previously accrued is reversed against current-period interest income. Interest received on nonaccrual loans is either applied against principal or reported as income on the cash basis based on management's judgment as to the collectibility of principal.

Deferred loan origination fees and certain deferred loan origination costs are amortized over the contractual life of the related loan using the interest method or taken into income at the time the loans are sold. At December 31, 2000 and 1999, the Bank had net deferred loan fees of approximately $226,000 and $338,000, respectively.

The allowance for possible loan losses is maintained at a level considered adequate to provide for potential loan losses. The allowance is increased by provisions charged to operations and realized losses, net of recoveries, are charged directly to the allowance. The provision and the level of the allowance are based on management's periodic review of the composition of the loan portfolio in light of historical experience and prevailing economic conditions. The allowance is an estimate, and ultimate losses may vary from current estimates. As adjustments become necessary, they are reported in the results of operations in the period in which they become known.

Loans are considered impaired when it is probable that the Bank will not be able to collect principal, interest and fees according to the contractual terms of the loan agreement. Management considers the payment status, net worth and earnings potential of a borrower, as well as the value and related cash flow derived from the collateral as factors to evaluate whether a loan will be paid in accordance with its contractual terms. The amount judged to be impaired is the difference between the present value of the expected future cash flows discounted at the loan's original contractual effective interest rate and the net carrying amount of the loan. If foreclosure on a collateralized loan is probable, impairment is measured based on the fair value of the collateral compared to the carrying value. If appropriate, a valuation reserve is established to recognize the difference between the carrying value and the fair value. Impaired loans are charged off when management believes that the collectibility of the loan's principal is doubtful. The Bank considers nonaccrual loans, except for smaller-balance homogenous residential and consumer loans, to be impaired. All impaired loans are classified as nonaccrual.

Loan Servicing

The Bank recognizes a servicing asset or a servicing liability upon the purchase or origination of loans and the sale or securitization of those loans with servicing retained. The amount capitalized is based on the allocation of the total cost of the loans to the servicing rights and the loans without the servicing rights based on their relative fair values. The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on predominant risk characteristics including loan type, maturity date and interest rate. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a particular stratum exceed their fair value.

Banking Premises and Equipment

Land is stated at cost. Banking premises, leasehold improvements and furniture, fixtures and equipment are stated at cost, less accumulated depreciation and amortization. Construction-in-progress represents expenditures at cost and capitalized interest, which is calculated using the average construction costs for the period and the Bank's average borrowing rate. Depreciation and amortization are primarily computed by use of the straight-line method over the estimated useful lives of the respective assets or the terms of the respective leases, if shorter. The cost of maintenance and repairs is charged to expense as incurred; major expenditures for betterments are capitalized and depreciated.

Income Taxes

Deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Earnings per Share

Earnings per share is not presented for the years ended December 31, 2000, 1999 and 1998 because the earnings per share calculation for the period prior to April 11, 2000 (the date of conversion to a stock company) is not meaningful. Prior to April 11, 2000, the Company was a mutual holding company and no stock was outstanding.

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period presented. Diluted earnings per share is computed in a manner similar to that of basic earnings per share except that the weighed average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if contracts to issue common stock for stock options and stock awards were exercised during the period using the treasury stock method. ESOP shares committed to be released are considered outstanding while unallocated common shares held by the ESOP are not included in the weighted average number of common shares outstanding for either basic or diluted earnings per share calculations.

Recent Accounting Developments

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or a liability measured at its fair value. The statement requires that changes in the derivative's fair value be recorded currently in income unless specific hedge accounting criteria is met. Special accounting for qualifying hedges allows a derivative's gains or losses to offset related results of the hedged item in the statement of income and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133, as amended by SFAS No. 137, Deferral of the Effective Date of FASB Statement No. 133, and SFAS No. 138, An Amendment of Statement 133, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000.

As of December 31, 2000, the Bank had commitments outstanding to fund mortgage loans, which will be sold to third parties subsequent to origination as required under contracts. These commitments to fund mortgage loans and the agreements to subsequently sell such loans to third parties qualify as derivative instruments under SFAS No. 133. However, recognition of these derivative instruments upon the adoption of SFAS No. 133 did not have a material impact on the Company's financial position or results of operations.

In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement replaces SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and rescinds SFAS No. 127, Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125. SFAS No. 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The Bank has not yet quantified the impact of adopting SFAS No. 140 on its consolidated financial statements; however, the Bank does not expect that the adoption of this statement will have a material impact on its consolidated financial position or results of operations.

(2)  Investment Securities

The amortized cost and fair value of securities classified as available-for-sale at December 31, 2000 and 1999 are as follows (in thousands):

                                                             December 31, 2000
                                              ------------------------------------------------
                                                            Gross        Gross
                                              Amortized   Unrealized   Unrealized
                                                Cost        Gains        Losses     Fair Value
                                              ------------------------------------------------

U.S. Treasury and agency obligations          $ 51,123      $  309       $  (5)      $ 51,427
Other bonds and notes                           66,112         750          (3)        66,859
Mortgage-backed securities                      45,126         439        (129)        45,436
Collateralized mortgage obligations             10,012          66           -         10,078
                                              -----------------------------------------------

      Total debt securities                    172,373       1,564        (137)       173,800

Marketable equity securities                     1,844       5,593         (41)         7,396
                                              -----------------------------------------------

      Total securities available-for-sale     $174,217      $7,157       $(178)      $181,196
                                              ===============================================


                                                             December 31, 1999
                                              ------------------------------------------------
                                                            Gross        Gross
                                              Amortized   Unrealized   Unrealized
                                                Cost        Gains        Losses     Fair Value
                                              ------------------------------------------------

U.S. Treasury and agency obligations          $ 53,986      $    -      $(1,625)     $ 52,361
Other bonds and notes                           27,887          15         (197)       27,705
Mortgage-backed securities                      45,517          42         (508)       45,051
Collateralized mortgage obligations                  -           -            -             -
                                              ------------------------------------------------

      Total debt securities                    127,390          57       (2,330)      125,117

Marketable equity securities                     1,381       5,149            -         6,530
                                              ------------------------------------------------

      Total securities available-for-sale     $128,771      $5,206      $(2,330)     $131,647
                                              ===============================================

A schedule of the maturity distribution of debt securities available-for-sale at December 31, 2000 is as follows (dollars in thousands):

                                   Amortized   Percent of
                                      Cost        Total      Fair Value
                                   ------------------------------------

One year or less                   $ 20,109        11.7%      $ 20,115
Over 1 year to 5 years               88,141        51.1         89,001
Over 5 years to 10 years             26,995        15.7         27,361
Over 10 years                        37,128        21.5         37,323
                                   -----------------------------------

      Total                        $172,373       100.0%      $173,800
                                   ===================================

The amortized cost and fair value of securities classified as held to-maturity at December 31, 2000 are as follows (in thousands):

                                                             December 31, 2000
                                              ------------------------------------------------
                                                            Gross        Gross
                                              Amortized   Unrealized   Unrealized
                                                Cost        Gains        Losses     Fair Value
                                              ------------------------------------------------

U.S. Treasury and agency obligations          $19,000       $ 30         $(11)       $19,019
Mortgage-backed securities                      3,332         91            -          3,423
                                              ----------------------------------------------

      Total securities held-to-maturity       $22,332       $121         $(11)       $22,442
                                              ==============================================

A schedule of the maturity distribution of debt securities held-to-maturity at December 31, 2000 is as follows (dollars in thousands):

                                   Amortized   Percent of
                                      Cost        Total      Fair Value
                                   ------------------------------------

One year or less                   $     -          0.0%      $     -
Over 1 year to 5 years              12,000         53.7        12,004
Over 5 years to 10 years             7,000         31.4         7,015
Over 10 years                        3,332         14.9         3,423
                                   ----------------------------------

      Total                        $22,332        100.0%      $22,442
                                   ==================================

Actual maturities of mortgage-backed securities may differ from contractual maturities presented because borrowers have the right to prepay obligations without incurring prepayment penalties.

Proceeds from the sales of investment securities and related gross gains and gross losses for the years ended December 31, 2000, 1999 and 1998 were as follows (in thousands):

                                         Year Ended December 31,
                                      ----------------------------
                                        2000       1999      1998
                                      ----------------------------

Proceeds from sales                   $35,393      $ -      $9,280

Gross gains                                10        -          95

Gross losses                              613        -          34

(3)  Loans

The Bank's lending activities are conducted principally in Massachusetts. The Bank grants single-family and multifamily residential loans, commercial real estate loans, commercial loans and a variety of consumer loans. In addition, the Bank grants loans for the construction of residential homes, multifamily properties and commercial real estate properties. Most loans granted by the Bank are collateralized by real estate. The ability and willingness of the single-family residential and consumer borrowers to honor their repayment commitments is generally dependent on the level of overall economic activity within the borrowers' geographic areas and real estate values. The ability and willingness of the commercial real estate, commercial and construction loan borrowers to honor their repayment commitments is generally dependent on the health of the real estate economic sector in the borrowers' geographic areas and the general economy.

The Bank's loan portfolio consisted of the following (in thousands):

                                                  December 31,
                                             ----------------------
                                               2000          1999
                                             ----------------------

Real estate loans-
  Residential                                $353,518      $297,709
  Commercial                                  241,325       212,833
  Home equity lines of credit                  82,885        62,458
  Construction                                 11,458         3,716
                                             ----------------------

      Total real estate loans                 689,186       576,716

Commercial                                      1,083         1,348

Consumer                                        5,172         6,046
                                             ----------------------

      Total loans                             695,441       584,110

Less-Allowance for possible loan losses         8,059         7,081
                                             ----------------------

      Total loans, net                       $687,382      $577,029
                                             ======================

An analysis of the allowance for possible loan losses is as follows (in thousands):

                                               2000        1999        1998
                                              ------------------------------


Balance, beginning of year                    $7,081      $6,633      $4,907
                                              ------------------------------

  Provision for possible loan losses             916         740       1,760
                                              ------------------------------

  Charge-offs-
    Real estate                                    -           -           -
    Consumer                                     (38)       (407)        (44)
                                              ------------------------------

                                                 (38)       (407)        (44)
                                              ------------------------------

  Recoveries-
    Real estate                                    -           5           5
    Commercial                                     -         107           -
    Consumer                                     100           3           5
                                              ------------------------------

                                                 100         115          10
                                              ------------------------------

      Net (charge-offs) recoveries                62        (292)        (34)
                                              ------------------------------

Balance, end of year                          $8,059      $7,081      $6,633
                                              ==============================

Nonaccrual loans consisted of the following (in thousands):

                                 December 31,
                                --------------
                                2000      1999
                                --------------

Residential real estate         $  -      $ 32
Consumer loans                   134        96
                                --------------

                                $134      $128
                                ==============

If these loans had been paying in accordance with their original contractual terms, approximately $7,000 and $7,000 of additional interest income would have been recorded in 2000 and 1999, respectively. There are no commitments to extend additional credit on these loans.

During 2000 and 1999, the average recorded investment in impaired loans was $115,000 and $161,000, respectively, and no income was recognized related to the impaired loans. At December 31, 2000 and 1999, the Bank classified approximately $134,000 and $128,000, respectively, as impaired loans. These impaired loans did not, in the opinion of the Bank's management, require a related valuation reserve.

In the ordinary course of business, the Bank has granted loans to directors and officers at substantially the same terms and conditions as those prevailing at the time of origination for comparable transactions with other borrowers. In the opinion of management, these loans do not involve more than normal risk of collectibility. The aggregate amount of these loans was approximately $976,000 and $659,000 at December 31, 2000 and 1999, respectively. None of these loans were on nonaccrual status during 2000 and 1999.

(4)  Banking Premises and Equipment

A summary of the cost and accumulated depreciation and amortization of banking premises and equipment and their estimated useful lives is as follows (in thousands):

                                                         December 31,
                                                    ---------------------      Estimated
                                                      2000          1999       Useful Life
                                                    --------------------------------------

Land                                                $  2,847      $    47
Banking premises and leasehold improvements           20,852        5,954      30-39 years
                                                                               or lease term
Furniture, fixtures and equipment                      4,250        2,457      3-10 years
Construction-in-Progress                                   -        6,832
                                                     --------------------

                                                      27,949       15,290

Less-Accumulated depreciation and amortization         4,300        3,508
                                                     --------------------

                                                     $23,649      $11,782
                                                     ====================

Depreciation and amortization expense of banking premises and equipment for the years ended December 31, 2000, 1999 and 1998 amounted to approximately $1,479,000, $1,214,000 and $1,353,000, respectively, and is included in occupancy and equipment expenses in the accompanying consolidated statements of operations.

In February 1999, the Bank entered into an agreement with a developer for the construction of a new administrative center that was completed in May 2000. Port and certain administrative and operation departments of the Bank are located in this new building. The cost of the land and building was $17.4 million, of which $14.5 million was borrowed from the Federal Home Loan Bank. The Bank occupies approximately 42,000 square feet of the 74,000-square-foot building and tenants under long-term leases occupy the remainder of the building.

For the years ended December 31, 2000 and 1999, the Bank capitalized approximately $478,000 and $129,000, respectively, of interest associated with the construction.

(5)  Loan Servicing

Loans serviced for other investors amounted to approximately $180,401,000 and $192,363,000 at December 31, 2000 and 1999, respectively. There are no formal recourse provisions related to these loans.

During 2000 and 1999, mortgage servicing rights capitalized amounted to zero. Amortization of mortgage servicing rights for the years ended December 31, 2000, 1999 and 1998 were approximately $27,000, $158,000 and $203,000, respectively. No adjustment was required in 2000, 1999 and 1998 to reduce the mortgage servicing assets to fair value.

(6)  Deposits

A summary of deposit balances, by type, is as follows (in thousands):

                                                      December 31,
                                                 ----------------------
                                                   2000          1999
                                                 ----------------------

Demand deposit accounts                          $ 46,138      $ 29,777
NOW accounts                                       69,101        44,429
Regular savings accounts                           51,864        53,346
Money market accounts                             330,297       162,304
                                                 ----------------------

      Total noncertificate accounts               497,400       289,856
                                                 ----------------------

Term certificates-
  Term certificates less than $100,000            250,662       267,327
  Term certificates of $100,000 and over           57,959        61,105
                                                 ----------------------

      Total term certificate accounts             308,621       328,432
                                                 ----------------------

      Total deposits                             $806,021      $618,288
                                                 ======================

A schedule of the maturity distribution of term certificates with weighted average interest rates is as follows (dollars in thousands):

                                               December 31,
                             ---------------------------------------------
                                     2000                     1999
                             ---------------------------------------------
                                         Weighted                 Weighted
                                         Average                  Average
                                         Interest                 Interest
                              Amount       Rate        Amount       Rate
                             ---------------------------------------------

Within 1 year                $195,017      5.73%      $269,579      4.91%
Over 1 to 2 years              88,747      6.32%        46,420      5.41%
Over 2 to 3 years              16,808      6.54%         9,954      5.56%
Over 3 to 5 years               8,049      6.31%         2,479      5.40%
                             -------------------------------------------

                             $308,621      5.96%      $328,432      5.00%
                             ===========================================

(7)  Federal Home Loan Bank Advances

Federal Home Loan Bank (FHLB) advances are collateralized by a blanket-type pledge agreement on the Bank's FHLB stock, certain qualified investment securities, deposits at the FHLB and first mortgages on residential property. As a member of the FHLB, the Bank is required to invest in stock of the FHLB at an amount equal to 1% of its outstanding first mortgage residential loans, 0.3% of total assets or 5% of its outstanding advances from the FHLB, whichever is higher. As and when such stock is redeemed, the Bank will receive from the FHLB an amount equal to the par value of the stock. The Bank also has access to a preapproved daily line of credit of $11,003,000. Under this line of credit, there were no funds advanced as of December 31, 2000 and December 31, 1999.

A schedule of the maturity distribution of FHLB advances with weighted average interest rates is as follows (dollars in thousands):

                                               December 31,
                             ---------------------------------------------
                                     2000                     1999
                             ---------------------------------------------
                                         Weighted                 Weighted
                                         Average                  Average
                                         Interest                 Interest
                              Amount       Rate        Amount       Rate
                             ---------------------------------------------

Within 1 year                 $ 5,000      7.07%       $36,900      5.83%
Over 1 to 5 years               3,320      7.00%             -         -
Over 5 to 10 years             13,515      6.17%         4,642      6.79%
10 years and over              13,966      6.19%        14,349      6.19%
                              ------------------------------------------

                              $35,801      6.38%       $55,891      6.00%
                              ==========================================

The Bank may be subject to a substantial penalty upon prepayment of FHLB advances.

(8)  Income Taxes

The components of the provision for income taxes for the years ended December 31 are as follows (in thousands):

                               2000        1999        1998
                              ------------------------------

Current-
  Federal                     $3,204      $2,187      $2,843
  State                          391         189         421
                              ------------------------------

      Total current            3,595       2,376       3,264
                              ------------------------------

Prepaid-
  Federal                       (384)       (156)       (679)
  State                          (64)        (30)       (228)
                              ------------------------------

      Total prepaid             (448)       (186)       (907)
                              ------------------------------

      Total                   $3,147      $2,190      $2,357
                              ==============================

The difference between the income tax rate computed by applying the statutory federal income tax rate of 34% to income before income taxes and the actual effective income tax rate is summarized as follows:

                                          2000       1999       1998
                                          --------------------------

Statutory rate                            34.0%      34.0%      34.0%
Increase (decrease) resulting from-
  State taxes, net of federal benefit      2.4        1.5        2.7
  Dividends-received deduction            (0.7)      (1.1)      (1.0)
  Tax credits                             (0.4)      (0.5)      (1.6)
  Other, net                              (0.5)      (2.4)       1.9
                                          --------------------------

                                          34.8%      31.5%      36.0%
                                          ==========================

The primary items giving rise to the temporary differences included in the Bank's net deferred tax asset between year ends are the allowance for possible loan losses, certain unfunded employee benefit accruals, unrealized gains and losses on available-for-sale securities, deferred loan origination fees and depreciation. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

At December 31, the Bank's net deferred tax asset consisted of the following components (in thousands):


                                                    2000        1999
                                                   ------------------

Deferred Tax Assets-
  Allowance for possible loan losses               $3,299      $2,898
  Supplemental pension                                794         781
  Pension                                             517         620
  Depreciation                                        539         534
  Other                                               530         256
                                                   ------------------

                                                    5,679       5,089
                                                   ------------------

Deferred Tax Liabilities-
  Net unrealized gain on securities available
   for sale                                         2,456         967
  Limited partnership                               2,312       2,175
  Other                                                27          22
                                                   ------------------

                                                    4,795       3,164
                                                   ------------------

      Net deferred tax assets                      $  884      $1,925
                                                   ==================

In August 1996, Congress passed the Small Business Job Protection Act of 1996. Included in this bill was the repeal of Internal Revenue Code Section 593, which allowed thrift institutions special provisions in calculating bad debt deductions for income tax purposes. Thrift institutions are viewed as commercial banks for income tax purposes. The repeal is effective for tax years beginning after December 31, 1995.

One effect of this legislative change is to suspend the Bank's bad debt reserve for income tax purposes as of its base year (December 31, 1987). Any bad debt reserve in excess of the base year amount is subject to recapture over a six-year time period. The suspended (i.e., base year) amount is subject to recapture upon the occurrence of certain events, such as a complete or partial redemption of the Bank's stock or if the Bank ceases to qualify as a bank for income tax purposes.

At December 31, 2000, the Bank's retained earnings include approximately $4,420,000 of bad debt reserves, representing the base year amount, for which income taxes have not been provided. Since the Bank does not intend to use the suspended bad debt reserve for purposes other than to absorb the losses for which it was established, deferred taxes in the amount of $1,800,000 have not been recorded with respect to such reserve.

(9)  Commitments and Contingencies

In the normal course of business, there are outstanding commitments and contingencies that are not reflected in the consolidated financial statements. On October 11, 2000, the Bank entered into a Master Commitment to deliver or sell $10,000,000 in residential mortgage loans to a federal agency on or before September 30, 2001. At December 31, 2000, the unfulfilled portion that remained to be delivered under this commitment was approximately $9,530,000.

The Bank acquired a portion of its furniture, fixtures and equipment under various capital leases that expire through 2002. As of December 31, 2000, capital lease obligations amounted to approximately $111,000 and are included in accrued expenses and other liabilities.

The Bank operates branch offices and certain other operations under leases that are classified as operating leases. The leases contain renewal options that guarantee the Bank the right to extend the leases for additional periods and also provide that the Bank shall pay, as additional rent, a proportionate share of any increase in real estate taxes. At December 31, 2000, future minimum lease payments are as follows:

Year ending December 31,
  2001                                   $  938,000
  2002                                      766,000
  2003                                      684,000
  2004                                      590,000
  2005                                      435,000
  Thereafter                              1,867,000
                                         ----------

      Total minimum lease payments       $5,280,000
                                         ==========

The operating leases contain renewal options for periods ranging from one to 15 years, the cost of which is not included above. Rental expense amounted to approximately $1,051,000, $1,116,000 and $1,061,000 for the years ended December 31, 2000, 1999 and 1998, respectively, and is included in occupancy and equipment expenses in the accompanying consolidated statements of operations.

Aggregate reserves (in the form of deposits with the Federal Reserve Bank and vault cash) of $3,795,000 and $13,379,000 were maintained to satisfy regulatory requirements at December 31, 2000 and 1999, respectively.

In the ordinary course of business, the Bank is involved in litigation. Based on its review of current litigation and discussion with legal counsel, management does not expect that the resolution of such matters will have a material adverse effect upon the Bank's consolidated financial condition or results of operations.

(10)  Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items, as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2000, the most recent notification from the Federal Reserve Bank of Boston relating to the Company classified the Company's capital as satisfactory, and the most recent notification from the FDIC relating to the Bank categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, an insured depository institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios as of December 31, 2000 and 1999 are also presented in the table.

                                                                                                         To Be Well Capitalized
                                                                                                              Under Prompt
                                                                              For Capital                  Corrective Action
                                                    Actual                 Adequacy Purposes                   Provisions
                                               --------------------------------------------------------------------------------
                                                Amount    Ratio         Amount           Ratio           Amount           Ratio
                                               --------------------------------------------------------------------------------
                                                                                (dollars in thousands)

As of December 31, 2000:
  Company (consolidated)-
    Total capital (to risk-weighted assets)    $157,451   26.50%    > or = $47,538    > or = 8.0%    N/A               N/A
    Tier 1 capital (to risk-weighted assets)   $147,517   24.83%    > or = $23,769    > or = 4.0%    N/A               N/A
    Tier 1 capital (to average assets)         $147,517   15.37%    > or = $38,401    > or = 4.0%    N/A               N/A
  Bank-
    Total capital (to risk-weighted assets)    $ 99,519   17.46%    > or = $45,587    > or = 8.0%    > or = $56,983    > or = 10.0%
    Tier 1 capital (to risk-weighted assets)   $ 92,385   16.21%    > or = $22,793    > or = 4.0%    > or = $34,190    > or =  6.0%
    Tier 1 capital (to average assets)         $ 92,385   10.13%    > or = $36,489    > or = 4.0%    > or = $45,611    > or =  5.0%


As of December 31, 1999:
  Company (consolidated)-
    Total capital (to risk-weighted assets)    $ 85,057   19.29%    > or = $35,279    > or = 8.0%    N/A               N/A
    Tier 1 capital (to risk-weighted assets)   $ 77,208   17.51%    > or = $17,639    > or = 4.0%    N/A               N/A
    Tier 1 capital (to average assets)         $ 77,208   10.42%    > or = $29,638    > or = 4.0%    N/A               N/A
  Bank-
    Total capital (to risk-weighted assets)    $ 57,453   13.40%    > or = $34,288    > or = 8.0%    > or = $42,860    > or = 10.0%
    Tier 1 capital (to risk-weighted assets)   $ 52,074   12.15%    > or = $17,144    > or = 4.0%    > or = $25,716    > or = 6.0%
    Tier 1 capital (to average assets)         $ 52,074    7.28%    > or = $28,626    > or = 4.0%    > or = $35,782    > or = 5.0%

(11)  Employee Benefits

Pension Plan

The Bank provides pension benefits for eligible employees through the Savings Banks Employees' Retirement Association's (SBERA) Pension Plan (the
Plan). Each employee reaching the age of 21 and having completed one year of service becomes a participant. All participants are fully vested after three years of service.

According to the Plan's actuary, and in accordance with SFAS No. 132, Employers' Disclosures About Pensions and Other Postretirement Benefits, the following summary sets forth the Plan's funded status and amounts included in the Bank's consolidated balance sheets as of October 31, 2000 and 1999 (latest available data):

                                                       2000         1999
                                                     --------------------
                                                         (in thousands)

Benefit obligation at beginning of year              $ 4,130      $ 4,292
  Service cost                                           413          420
  Interest cost                                          320          290
  Actuarial gain                                        (446)        (714)
  Benefits paid                                         (161)        (158)
                                                     --------------------

Benefit obligation at end of year                    $ 4,256      $ 4,130
                                                     ====================


Fair value of assets at beginning of year            $ 5,265      $ 4,232
  Actual return on plan assets                           776          825
  Contributions by employer                                0          366
  Benefits paid                                         (161)        (158)
                                                     --------------------

Fair value of assets at end of year                  $ 5,880      $ 5,265
                                                     ====================

Fair value of assets at end of year                  $ 5,880      $ 5,265
Benefit obligation at end of year                      4,256        4,130
                                                     --------------------

      Funded status                                    1,624        1,135

Unrecognized net gain                                 (2,666)      (2,406)
Unrecognized net asset                                  (222)        (244)
                                                     --------------------

      Net accrued benefit cost                       $(1,264)     $(1,515)
                                                     ====================

The accumulated benefit obligation (substantially all vested) at October 31, 2000 and 1999 amounts to approximately $4,256,000 and $3,003,000, respectively. Plan assets are primarily invested in fixed-income and equity securities.

Actuarial assumptions used in determining plan obligations and net pension expense are as follows:

                                                 2000       1999       1998
                                                 --------------------------

Discount rate used to calculate projected
 benefit obligation                              7.75%      6.75%      7.3%
Expected long-term rate of return on plan
 assets                                          8.0%       8.0%       8.0%
Annual salary increase                           4.5%       4.5%       5.0%

The net pension cost for years ended 2000, 1999 and 1998 included the following components (in thousands):

                                                   2000       1999       1998
                                                   ---------------------------

Service cost benefit earned during the period      $ 413      $ 420      $ 366
Interest cost on projected benefit obligation        320        290        279
Expected return on plan assets                      (421)      (339)      (302)
Amortization of transition asset                     (22)       (22)       (22)
Amortization of net gain                             (93)       (46)       (47)
                                                   ---------------------------

Net pension cost                                   $ 197      $ 303      $ 274
                                                   ===========================

In September 2000, the Board of Directors voted to freeze benefits under the SBERA Plan effective October 31, 2000 and to terminate the SBERA plan on or about March 1, 2001. In connection with this decision, the SBERA Plan was also amended to improve the benefit formula for current employees and permit payment of lump sums.

As a result of the decision to terminate the SBERA Plan, the Bank recognized, in non-interest income, a curtailment gain of $448,000 in 2000, representing the difference between the estimated benefit obligation and the accumulated benefit obligation at the effective date of termination. Upon receipt of all necessary regulatory approvals and settlement of SBERA Plan obligations that are expected to occur in the third quarter of 2001, the Bank will also recognize a settlement gain of approximately $1,400,000 (net of related taxes).

Effective December 1, 1987, the Bank adopted a nonqualified supplemental pension plan (the Nonqualified Plan). Certain officers as of December 1, 1987 were eligible for enrollment. In addition, certain officers elected after December 1, 1987 were eligible for enrollment after five years of service. The present value of the future payments was accrued over the estimated remaining terms of employment. Net expense for these supplemental retirement benefits for the year ended December 31, 1998 was approximately $126,000 and is included in compensation and employee benefits in the accompanying consolidated statements of operations.

Effective May 4, 1999, the Bank terminated the Nonqualified Plan and paid out the majority of participants. Included in noninterest expense for the year ended December 31, 1999 is a $578,000 curtailment loss associated with this Nonqualified Plan termination. Effective May 4, 1999, the Bank adopted a 1999 Nonqualified Pension Plan (the 1999 Nonqualified Plan) for certain executive officers. The accrued liability associated with this 1999 Nonqualified Plan for the periods ended December 31, 2000 and 1999 was approximately $1,833,000 and $1,697,000, respectively. The net expense associated with the 1999 Nonqualified Plan for the years ended December 31, 2000 and 1999 was approximately $136,000 and $145,000, respectively and is included in compensation and employee benefits in the accompanying consolidated statements of operations.

The Nonqualified Plan is being funded through a life insurance program, with policy benefits accruing to the Bank. The cash surrender value of the policies was approximately $4,052,000 and $4,042,000 at December 31, 2000 and 1999, respectively, and is included in other assets in the accompanying consolidated balance sheets.

The Bank offers a SBERA 401(k) Plan (the 401(k) Plan) for employees. Each employee reaching the age of 21 and having completed one year of service with the Bank becomes a participant. Participants are 100% vested in their accounts. Participating employees are able to contribute up to 15% of their salary, and the Bank matches 100% of a participant's deferral contribution of the first 3% of the deferral amount subject to the maximum allowable under federal regulations. The Bank's matching contribution expense was approximately $175,000, $78,000 and $77,000 for the years ended December 31, 2000, 1999 and 1998, respectively, and is included in compensation and employee benefits in the accompanying consolidated statements of operations.

Employee Stock Ownership Plan

In connection with the Company's conversion from mutual to stock form and initial public offering, the Company established an Employee Stock Ownership Plan that acquired 8% or 595,425 shares at an average price of $12.62 per share. The purchase of the shares by the ESOP was funded by a loan of $7,514,000 from the Company. The loan is to be repaid over 30 years in equal yearly installments of $645,754. Interest on the loan is fixed at 8.00%. The loan is secured by the unallocated shares of the ESOP. The Company intends to allocate shares annually over the term of the loan.

ESOP expense is recorded when shares are committed to be released for allocation to the employees account and is based on the average market value of the Company's common stock at the time, which may differ from the average purchase price of those shares. Such changes in market value impact the Bank's results of operations but have no impact on stockholders' equity.

At December 31, 2000, the ESOP held unallocated shares with an aggregate cost of $7,277,000 and a market value of $9,137,000. For the year ended December 31, 2000, $287,000 was charged to compensation and employee benefit expense respectively, based on a commitment to release 19,848 shares to employees.

The ESOP Restoration Plan

In 2000, the Company also implemented a plan to provide payments to certain executives who are prevented from receiving the full benefits contemplated by the ESOP's benefit formula. The payments consist of payments in lieu of shares that cannot be allocated to participants under the ESOP due to the limitations imposed on tax-qualified plans and, in the case of participants who retire before the repayment in full of the ESOP's loan, payments in lieu of the shares that would have been allocated if employment had continued through the full term of the loan. For the year ended December 31, 2000 the Company recognized expense of $128,000.

Stock Option Plan

The Company adopted the Stock Option Plan, which was approved by shareholders in October 2000, for officers, key employees and directors. The Stock Option plan is authorized to grant options to purchase up to 744,282 shares. As of December 31, 2000, 658,750 options have been granted with a weighted average exercise price of $15.88, representing the fair market values on the dates the options were granted. Stock options vest at a rate of 20% per year and no option has a term that is longer than 10 years.

Recognition and Retention Plan

The Company adopted the Recognition and Retention Plan, which was approved by shareholders' in October 2000. The Recognition and Retention Plan is authorized to issue up to 297,713 shares of restricted stock of which 282,735 shares have been awarded. Each award will vest at a rate of 20% per year. For the year ended December 31, 2000, the Company recognized compensation expense of $184,000.

Compensation expense is based on the market price of $15.875 on the grant date and the five-year vesting period.

(12) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce interest rate risk. These financial instruments primarily include commitments to extend credit.

These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the accompanying consolidated balance sheets.

The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet financial instruments.

Off-balance-sheet financial instruments whose contract amounts present credit risk include the following (in thousands):

                                                      December 31,
                                                 ----------------------
                                                   2000          1999
                                                 ----------------------

Commitments to originate loans-
  Variable                                       $ 14,235      $ 22,758
  Fixed                                             6,813         4,061
Unadvanced home equity lines of credit            148,295       124,063
Unadvanced lines of credit                         20,085        11,231

Commitments to originate loans and unadvanced lines of credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. The collateral supporting these commitments varies and may include real property, accounts receivable or inventory. The Bank originates primarily residential and commercial real estate loans and, to a lesser extent, installment loans to customers primarily located in eastern Massachusetts.

(13)  Fair Values of Financial Instruments

The reported fair values of financial instruments are based on a variety of valuation techniques. In some cases, fair values represent quoted market prices for identical or comparable instruments. In other cases, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows, assumed discount rates reflecting varying degrees of risk and future expected-loss assumptions.

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because a market may not readily exist for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors.

These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax implications of unrealized gains and losses can also have a significant effect on the fair value of the financial instruments that could have been realized as of December 31, 2000 and 1999 or that will be realized in the future.

The following methods and assumptions were used by the Bank in estimating fair values of the Bank's financial instruments.

Cash and Cash Equivalents

The balance sheet carrying amounts for cash and cash equivalents approximate fair value due to the short maturities of those instruments.

Certificates of Deposit and Investment Securities

Fair value for investment securities and certificates of deposit are based on published market prices, if available. If published market prices are not available, fair values are based on quotations received from securities dealers for comparable securities.

Loans Held for Sale

For loans held for sale, fair value is based on prevailing market conditions and commitments from institutional investors to purchase such loans.

Loans

The fair values of loans are estimated for loan portfolios of similar characteristics. Loans are segregated by type, by fixed- and adjustable-rate interest terms and by performing and nonperforming status.

For variable-rate loans tied to the Bank's prime rate, which reprice frequently and entail no significant change in credit risk, fair values are based on the carrying values. The estimated fair values of all other loans are estimated based on discounted cash flow analyses using interest rates currently offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

FHLB and Savings Bank Life Insurance Stock

The carrying amount reported in the accompanying consolidated balance sheets approximates fair value. If redeemed, the Company will receive an amount equal to the par value of the stock.

Mortgage Servicing Rights

The fair value is estimated by discounting the future cash flows through the estimated maturity of the underlying mortgage loans.

Deposit Liabilities

The fair value of deposits does not include the value of the Bank's long-term relationships with its depositors nor do they reflect the value associated with possessing this relatively inexpensive source of funds, which may be available for a considerable length of time. The fair value of noncertificate deposits is equal to the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated by discounting the contractual future cash flows at rates currently offered for certificates of deposit with similar remaining maturities. No consideration has been given to determine the deposit premium associated with a core deposit intangible.

Borrowings

The fair value of the Bank's borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Off-Balance-Sheet Instruments

The fair values of commitments are estimated using the fees charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The Bank's commitments for unused lines of credit are at floating rates, which approximate current market rates. The fair value of the commitments to extend credit and for unused lines of credit at December 31, 2000 and 1999 were deemed immaterial to the SFAS No. 107 disclosure and have been excluded.

Certain assets are excluded from disclosure requirements, including banking premises and equipment, the intangible value of the Bank's portfolio of loans serviced for others and the intangible value inherent in the Bank's deposit relationships among others. Accordingly, the aggregate fair value amounts presented below do not represent the underlying value of the Bank.

The estimated fair values of the Bank's financial instruments at December 31, 2000 and 1999 are as follows:

                                                  2000                        1999
                                         ---------------------------------------------------
                                         Carrying     Estimated      Carrying     Estimated
                                          Value       Fair Value      Value       Fair Value
                                         ---------------------------------------------------
                                                             (in thousands)

Financial assets-
  Cash and cash equivalents              $ 70,267      $ 70,267      $ 19,429      $ 19,429
  Certificates of deposit                     104           104         5,149         5,170
  Investment securities                   203,528       203,638       131,647       131,647
  Loans held-for-sale                         823           823             -             -
  Loans, net                              687,382       690,336       577,029       571,050
  Federal Home Loan Bank stock              4,951         4,951         4,452         4,452
  Savings Bank Life Insurance stock         1,934         1,934         1,934         1,934
  Mortgage servicing rights                    99            99           126           126

Financial liabilities-
  Noncertificate deposits                 497,400       497,400       289,856       289,856
  Certificate deposits                    308,621       309,965       328,432       329,595
  FHLB Advances                            35,801        36,242        55,891        54,109

(14)  Condensed Parent Company Financial Statements

The Balance Sheets of the Company are as follows (in thousands):

                                                          December 31,
                                                     ----------------------
                                                       2000          1999
                                                     ----------------------

Assets:
  Cash and due from banks                            $ 12,516      $  1,576
  ESOP loan                                             7,206             -
  Investment in subsidiary                            139,578        77,037
  Other assets                                             30           559
                                                     ----------------------

      Total assets                                   $159,330      $ 79,172
                                                     ======================

Liabilities and stockholders' equity:
  Accrued expenses and other liabilities             $      -         $  42
  Stockholders' equity                                159,330        79,130
                                                     ----------------------

      Total liabilities and stockholders' equity     $159,330      $ 79,172
                                                     ======================

The Statements of Operations of the Company are as follows (in thousands):

                                                          Years Ended December 31,
                                                       ------------------------------
                                                        2000        1999        1998
                                                       ------------------------------

Interest and Dividend Income:
  Interest and dividends on investment securities      $  246      $1,565      $1,557
  Interest on ESOP loan                                   339           -           -
                                                       ------------------------------

      Total income                                        585       1,565       1,557
                                                       ------------------------------

Noninterest Expense:
  Other operating expenses                                628          49          46
                                                       ------------------------------

      Total noninterest expense                           628          49          46
                                                       ------------------------------

      (Loss) income before provision for income
       taxes and equity in undistributed net
       income of subsidiary                               (43)      1,516       1,511
                                                       ------------------------------

(Benefit) provision for Income Taxes                      (15)        492         495
                                                       ------------------------------

      (Loss) income before equity in undistributed
       net income of subsidiary                           (28)      1,024       1,016

Equity in Undistributed Net Income of Subsidiary        5,929       3,750       3,172
                                                       ------------------------------

      Net income                                       $5,901      $4,774      $4,188
                                                       ==============================

The Statements of Cash Flows of the Company are as follows (in thousands):

                                                                  Years Ended December 31,
                                                              ---------------------------------
                                                               2000         1999         1998
                                                              ---------------------------------

Cash Flows from Operating Activities:
  Net income                                                  $ 5,901      $ 4,774      $ 4,188
  Adjustments to Reconcile Net Income to Net Cash
   Provided by Operating Activities-
    Net amortization of premiums on investment securities           -           20           12
    Equity in undistributed earnings of subsidiary             (5,929)      (3,750)      (3,172)
    Net (decrease) increase on other liabilities                  (42)           2           (3)
    Net decrease (increase) in other assets                       528         (454)           4
                                                              ---------------------------------

      Net cash provided by operating activities                   458          592        1,029
                                                              ---------------------------------

Cash Flows from Investing Activities:
  Proceeds from sales, maturities and principal repayments
   of securities available-for-sale                                 -       10,050        8,500
  Purchase of securities available-for-sale                         -      (11,692)      (8,389)
  Investment in subsidiaries                                  (53,760)           -            -
  Net advance on ESOP loan                                     (7,206)           -            -
                                                              ---------------------------------

      Net cash (used in) provided by investing activities     (60,966)      (1,642)         111
                                                              ---------------------------------

Cash Flows from financing Activities:
  Proceeds of stock offering, net                              71,820            -            -
  Cash dividends                                                 (372)           -            -
                                                              ---------------------------------

      Net cash provided by financing activities                71,448            -            -
                                                              ---------------------------------

Net Increase (Decrease) in Cash and Cash Equivalents           10,940       (1,050)       1,140

Cash and Cash Equivalents, beginning of year                    1,576        2,626        1,486
                                                              ---------------------------------

Cash and Cash Equivalents, end of year                        $12,516      $ 1,576      $ 2,626
                                                              =================================

(15)  Business Segments

SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for reporting segments of a business enterprise. Operating segments are components of an enterprise, which are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the President and Chief Executive Officer. The adoption of SFAS No. 131 did not have a material effect on the Company's primary financial statements, but did result in the disclosure of segment information contained herein. The Company has identified its reportable operating business segment as community banking based on products and services provided to the customer. The Company's community banking business segments consist of commercial banking and retail banking. The community banking business segment derives its revenues from a wide range of banking services, including lending activities, acceptance of demand, saving and time deposits, mortgage lending and sales and servicing income from investors. Nonreportable operating segments of the Company's operations that do not have similar characteristics to the community banking operations and do not meet the quantitative thresholds requiring disclosure are included in the Other category in the disclosure of business segments below. These nonreportable segments include Parent Company financial information. Consolidation adjustments are included in the consolidation adjustments category. The consolidated adjustments reflect certain eliminations of cash and Parent Company investments in subsidiaries.

The accounting policies used in the disclosure of business segments are the same as those described in the summary of significant accounting policies.

                                                  Community                  Consolidation
                                                   Banking        Other       Adjustments     Consolidated
                                                  --------------------------------------------------------
                                                                      dollars in thousands

December 31, 2000:

Investment securities available for sale
 and held to maturity                              $167,482      $ 46,226      $ (10,180)      $  203,528
Loans, net                                          687,382         7,206         (7,206)         687,382
Total assets                                        954,555       162,990       (112,876)       1,004,669
Total deposits(1)                                   809,822             -              -          809,822
Total liabilities                                   860,030         2,178         (9,592)         852,616
Total interest and dividend income                   59,367         3,438           (407)          62,398
Total interest expense                               33,110             -           (407)          32,703
Net interest income                                  26,257         3,438              -           29,695
Provision for possible loan losses                      916             -              -              916
Total non-interest income                             2,656           (97)             -            2,559
Total non-interest expense                           21,656           634              -           22,290
Net income                                            4,139         1,762              -            5,901


December 31, 1999:

Investment securities available for sale, at
 fair value                                        $104,176      $ 27,471      $       -       $  131,647
Loans, net                                          577,029             -              -          577,029
Total assets                                        734,468        80,851        (52,578)         762,741
Total deposits(1)                                   621,319             -              -          621,319
Total liabilities                                   683,566         1,721         (1,676)         683,611
Total interest and dividend income                   48,398         1,573              -           49,971
Total interest expense                               25,706             -              -           25,706
Net interest income                                  22,692         1,573              -           24,265
Provision for possible loan losses                      740             -              -              740
Total non-interest income                             3,059             -              -            3,059
Total non-interest expense                           19,571            49              -           19,620
Net income                                            3,745         1,029              -            4,774

December 31, 1998:

Investment securities available for sale, at
 fair value                                        $118,874      $ 25,955      $       -       $  144,829
Loans, net                                          492,548             -              -          492,548
Total assets                                        650,658        77,768        (50,339)         678,087
Total deposits                                      568,075             -              -          568,075
Total liabilities                                   601,792         1,680         (1,473)         601,999
Total interest and dividend income                   47,099         1,557              -           48,656
Total interest expense                               25,880             -              -           25,880
Net interest income                                  21,219         1,557              -           22,776
Provision for possible loan losses                    1,760             -              -            1,760
Total non-interest income                             3,571             -              -            3,571
Total non-interest expense                           17,996            46              -           18,042
Net income                                            3,172         1,016              -            4,188

-------------------
<F1>  Includes mortgagors' escrow payments

(16)  Selected Quarterly Consolidated Financial Information

The following table presents quarterly unaudited financial information of the Company for 2000 and 1999:

                                                          Fourth        Third       Second        First
2000                                                      Quarter      Quarter      Quarter      Quarter
                                                          ----------------------------------------------
                                                                      (dollars in thousands)

Total interest and dividend income                        $17,387      $16,256      $15,057      $13,698
Total interest expense                                      9,570        8,594        7,339        7,200
Net interest income                                         7,817        7,662        7,718        6,498
Provision for possible loan losses                            250          250          250          166
Net interest income after provision for loan losses         7,567        7,412        7,468        6,332
Total non-interest income                                     706          736          731          386
Total non-interest expense                                  6,332        5,593        5,436        4,929
Income before provision for income taxes                    1,941        2,555        2,763        1,789
Provision for income taxes                                    643          875          967          662

Net income                                                $ 1,298      $ 1,680      $ 1,796      $ 1,127
                                                          ==============================================

Basic and diluted earnings per share                      $  0.19      $  0.24      $  0.25      $     -
                                                          ==============================================

Cash dividends per share                                  $  0.05      $     -      $     -      $     -
                                                          ==============================================

                                                          Fourth        Third       Second        First
1999                                                      Quarter      Quarter      Quarter      Quarter
                                                          ----------------------------------------------
                                                                      (dollars in thousands)

Total interest and dividend income                        $12,874      $12,321      $12,413      $12,363
Total interest expense                                      6,762        6,310        6,338        6,296
Net interest income                                         6,112        6,011        6,075        6,067
Provision for possible loan losses                            178          290          132          140
Net interest income after provision for loan losses         5,934        5,721        5,943        5,927
Total non-interest income                                     736          975          651          697
Total non-interest expense                                  5,140        5,499        4,524        4,457
Income before provision for income taxes                    1,530        1,197        2,070        2,167
Provision for income taxes                                    363          298          742          787

Net income                                                $ 1,167      $   899      $ 1,328      $ 1,380
                                                          ==============================================

At Cambridgeport Bank

*   Customers are our number one priority.
*   Each and every employee contributes to the success of our team.
*   Exercising financial responsibility is critical to our success.
*   We strive to meet the ever-changing needs of the communities we serve.
* Every employee is committed to meeting the sales & service goals of our organization.


Port Financial Corp.

Executive Officers

James B. Keegan
Chairman and Chief Executive Officer

Jane L. Lundquist
President

Charles Jeffrey
Senior Vice President
Chief Financial Officer and Treasurer

Directors

James B. Keegan

Jane L. Lundquist

Paul R. Corcoran, Jr.

Daniel C. Crane, Esq.

Samuel C. Fleming

William Goldberg, Esq.

Robert D. Happ

Joseph F. O'Connor

Rudolph R. Russo

Thomas H. Niles

Sandra J. Sucher

Lawrence Weber


Port Financial Corp
1380 Soldiers Field Road Brighton, MA 02135-9808 www.portfinancial.net

        Inside Cover

                            PORT FINANCIAL CORP.
                           STOCKHOLDER INFORMATION

Executive Officers and Directors of the Company

Executive Officers

  James B. Keegan                   Jane L. Lundquist                  Charles Jeffrey
  Chairman and Chief Executive      President and Clerk                Senior Vice President,
  Officer of Port Financial Corp.   of Port Financial Corp.            Treasurer and Chief Financial
                                                                       Officer of Port Financial Corp.

Directors

  Paul R. Corcoran, Jr.             Daniel C. Crane, Esq.              Samuel C. Fleming
  Owner and President               Chief Bar Counsel for              Chairman of the Board and
  of The Harvard Shop, Inc.         the Board of Bar Overseers of      Chief Executive Officer of
                                    the Supreme Judicial Court of      Decision Resources, Inc.
                                    Massachusetts

  William Goldberg, Esq.            Thomas H. Niles                    Robert D. Happ
  Attorney with Goldberg Law        Director and President             Retired as Managing Partner
  Office                            of T.H. Niles Real Estate          of KPMG Peat Marwick
                                    Group, Inc.

  Joseph F. O'Connor                Rudolph R. Russo                   Sandra J. Sucher
  Consultant to the                 Real Estate Developer and          Professor with the Harvard
  Charles Stark Draper              Consultant                         Business School's Technology
  Laboratory, Inc.                                                     and Operations Management
                                                                       Department
                                    Lawrence Weber
                                    Chairman and Chief Executive
                                    Officer of Allied Communications
                                    Group

Annual Meeting

      The annual meeting of shareholders will be held on Wednesday, May 2, 2001, 9:00 a.m., local time. The meeting will take place at the main office of Port Financial Corp., located at 1380 Soldiers Field Road, Brighton, MA 02135.

Common Stock Information

      On March 9, 2001, there were 7,442,818 shares of common stock issued and outstanding and approximately 2,205 stockholders of record, not including persons or entities holding stock in nominee or street name through brokers or banks. Port Financial Corp. became a public trading company on April 11, 2000. Our common stock trades on the Nasdaq National Market under the symbol "PORT."

Annual Report on Form 10-K

      A copy of the Form 10-K as filed with the Securities and Exchange Commission will be furnished without charge to stockholders upon written request. Please write to: Jane L. Lundquist, Clerk, Port Financial Corp., 1380 Soldiers Field Road, Brighton, MA 02135.

      Transfer Agent                               Independent Auditors
      Registrar and Transfer Company               Arthur Andersen LLP
      10 Commerce Drive                            225 Franklin Street
      Cranford, NJ 07016                           Boston, MA  02110
      Shareholder Inquires:  (800) 368-5948        (617) 330-4000

      Counsel                                      Investor Relations
      Thacher Proffitt  & Wood                     Port Financial Corp.
      1700 Pennsylvania Avenue, NW                 1380 Soldiers Field Road
      Suite 800                                    Brighton, MA  02135
      Washington, DC  20006                        (800) 835-9094
      (202) 347-8400

        Cover