Form 10-K, Exhibit 13
period 2001-12-31
PORT FINANCIAL CORP
filed 2002-03-29
CIK 1099517

Exhibit 13.1

Cover

2001 ANNUAL REPORT

Three photos and new Cambridgeport Bank logo.

Title: Exceptional People. Exceptional Performance.


Inside Front Cover

Title: Exceptional Performance

Six charts:

Earnings Per Share
104% Increase
Excluding One-Time Gains
1st Quarter	$0.24
2nd Quarter	$0.33
3rd Quarter	$0.39
4th Quarter	$0.49

Operating Income (000)
43% Increase
Year 2000	$6,027
Year 2001	$8,625

Deposits (000)
10% Increase
12/31/2000	$809,822
12/31/2001	$888,519

Assets (000)
13% Increase
12/31/2000	$1,004,669
12/31/2001	$1,138,210

Non-Interest Income (000)
185% Increase
Including One-Time Gains
Year 2000	$2,559
Year 2001	$7,296

Loans (000)
13% Increase
12/31/2000	$688,205
12/31/2001	$776,220

On the inside cover caption: Exceptional people and exceptional performance are found every day at Port Financial Corp. Our passion for service to our customers and our communities transcends everything we do, and it shows in the faces of all Port people.


Two Photos: James B. Keegan, Chairman and Chief Executive Officer and Jane L. Lundquist, President

To Our Shareholders -

2001 was a year of exceptional performance for Port Financial Corp. We ended the year with record earnings, strong growth and exciting prospects for the future.

Operating income grew 43% to $8.6 million, up from $6.0 million in 2000. Total assets increased by 13% to $1.14 billion, reflecting excellent growth and a strong increase in loan balances of 13% to $776.2 million. Year-end deposits grew 10% to $888.5 million, despite a declining interest-rate environment and the closing of a branch office. Earnings Per Share, when adjusted for one-time gains, grew from $.24 in the first quarter of 2001 to $.49 per share for the fourth quarter on a fully diluted basis, a 104% increase during 2001 alone.

This strong performance reflects a mutually rewarding partnership that Port enjoys with its customers, employees and shareholders. By serving customers, engaging employees and rewarding shareholders, Port steps closer every day to realizing its vision of being a high-performance, high-quality community bank with a focus on service, growth and profitability. Without our people, there can be no performance. That's why we've chosen the theme of "Exceptional People. Exceptional Performance." for this annual report.

The market price of our stock reflects this exceptional performance. The price opened in 2001 at $17.69 per share and ended the year at $26.07 for a 47% increase -substantially outperforming the NASDAQ. Since our conversion from a mutual form of ownership in April 2000, the stock price has increased 161%, reflecting investor confidence in Port Financial Corp. During the year, the dividend also doubled from $.05 to $.10 per share.


Two Photos: Mark Winer, owner of the Fabric Corner (above), and Dr. William Fuller of the Arlington Animal Clinic (below) trust Cambridgeport Bank for their business banking needs. They are just two reasons why Business Banking deposits grew 38% in 2001.

Exceptional Value

Port's success in 2001, our first full year as a publicly traded company, starts with a business plan that balances accessibility and agility with the benefits of size. In doing so, we continue to build a very valuable banking franchise. Our performance demonstrates that the more value we create in the Port franchise, the greater the return to our customers, employees and shareholders.

Port carefully balances growth with an unremitting goal of knowing our customers and serving them well. A flurry of mergers in recent years has put many big banks out of touch with their customers, employees and shareholders. At Port, we're traveling a path where bigger is not always better; better is better. We're not looking to expand into far-flung markets simply for the sake of growth. We don't place big, risky bets. We continue applying our core competencies - passion for service, agility and focus - within one of the most attractive banking markets in the nation.

Last year was marked by a recession, declining stock markets, continued banking consolidation and 11 interest-rate cuts. We quickly seized on the opportunities available in a rapidly changing environment to grow customer relationships and build financial value while maintaining high credit-quality standards.

The Port Franchise

Cambridgeport Bank maintains five business lines, services almost 50,000 customers in eastern Massachusetts and offers a variety of attractive, high-value products and services. We also provide a number of convenient ways to bank with us, including branch offices, ATM networks, telephone banking and Internet banking.

We operate a premier banking franchise with 10 branch offices in affluent suburbs of eastern Massachusetts, serving personal, business and wealth management customers.


Two Photos: Port delivers exceptional customer service through our branches as well as our TeleBanking Center (above), convenient ATM network (left) and online at www.cambridgeport.com

Our branch service areas have excellent population density, a high average household income and more than 17,000 businesses presenting significant potential for future growth. Our branch network is also very efficient. Four Cambridgeport Bank branches hold deposits over $100 million with two of them exceeding $150 million. Our two supermarket branches exceed industry norms for deposit levels.

Last year, we received approval to open a new office in the Coolidge Corner neighborhood of Brookline in the spring of 2002. We also completed renovations of our Lexington and Newton offices and began work to double the size of the Harvard Square branch. The Harvard Square office will be the first to display the newly redesigned Cambridgeport Bank logo. The logo debuts on the cover of this annual report and will gain substantial visibility throughout 2002. It reflects the Cambridgeport Bank of today, a dynamic, forward-thinking community bank offering outstanding personal service and exceptional financial value.

During the year, Retail Banking activities continued to post impressive gains. We added over 4,500 new customers, demonstrating the appeal of our brand of high-touch personal service and excellent banking value. As important, however, is the success we had with retaining customers and growing their business with us in mutually profitable ways. For example, we've retained nearly 90% of the households that took advantage of our popular Real Banking promotion in 2000, adding satisfied customers who utilize more and more of our products and services over time.

Port achieved a record volume of $380 million in total loan closings last year. This included home financings such as residential mortgages and consumer real estate, which took the form of home equity loans and lines of credit as well as an innovative program called Express Mortgage that has made refinancing quick and easy. In January 2001, we introduced an exciting, first-time homebuyer mortgage that featured only 1% down and no mortgage insurance. This program was a first of its kind and was the result of collaboration among Cambridgeport Bank, Fannie Mae and Self-Help, a community economic development lender.


SELECTED FINANCIAL AND OTHER DATA

The summary information presented below is derived in part from the consolidated financial statements of Port Financial Corp. The following information is only a summary and should be read in conjunction with the consolidated financial statements and notes beginning on page F-1.
	At December 31,
	2001	2000	1999	1998	1997
	(In thousands)
Selected Financial Data:

Total assets	$1,138,210	$1,004,669	$762,741	$678,087	$619,368
Loans, net(1)	776,220	688,205	577,029	496,390	419,187
Investment securities available for sale	265,495	181,196	131,647	144,829	159,621
Investment securities held to maturity	14,444	22,332	-	-	-
Deposits (2)	888,519	809,822	621,319	568,075	520,357
Federal Home Loan Bank advances	115,249	35,801	55,891	27,066	21,604
Stockholders' equity/retained earnings	123,398	152,053	79,130	76,088	71,072
Allowance for possible loan losses	9,321	8,059	7,081	6,633	4,907
Non-performing assets	133	134	128	963	789
	December 31,
	2001	2000	1999	1998	1997
	(In thousands)
Selected Operating Data:

Interest and dividend income	$69,636	$62,398	$49,971	$48,656	$43,961
Interest expense	34,748	32,703	25,706	25,880	23,554
Net interest income	34,888	29,695	24,265	22,776	20,407
Provision for possible loan losses	1,225	916	740	1,760	600
Net interest income after provision for loan losses	33,663	28,779	23,525	21,016	19,807
Total non-interest income	7,296	2,559	3,059	3,571	3,176
Total non-interest expenses	24,790	22,290	19,620	18,042	17,638
Income before provision for income taxes	16,169	9,048	6,964	6,545	5,345
Provision for income taxes	5,803	3,147	2,190	2,357	1,679
Net income	$10,366	$ 5,901	$ 4,774	$ 4,188	$ 3,666

Basic earnings per share	$ 1.74	N/A	N/A	N/A	N/A
Diluted earnings per share	$ 1.71	N/A	N/A	N/A	N/A

_____________________
(1)	Loans include loans held for sale and are shown net of deferred loan fees and allowance for loan loss.
(2)	Includes mortgagor's escrow payments.


	At or for the Years Ended December 31,
	2001	2000	1999	1998	1997

Selected Financial Ratios and Other Data
Performance Ratios:
Return on average assets	1.01%	0.67%	0.67%	0.63%	0.61%
Return on average equity	7.69	4.60	6.34	5.93	5.50

Equity to total assets at end of period	10.84	15.13	10.37	11.22	11.47
Average interest rate spread	2.93	2.77	2.98	2.94	2.91

Net interest margin(3)	3.56	3.56	3.53	3.56	3.52

Efficiency ratio(4)	58.77	69.11	71.81	68.64	77.17

Regulatory Capital Ratios:
Regulatory Tier 1 leverage capital	10.56	15.37	10.42	10.66	11.04
Tier 1 risk-based capital	18.33	24.83	17.51	18.74	19.24
Total risk-based capital	20.05	26.50	19.29	20.54	20.51

Asset Quality Ratios:
Non-performing loans as a percent of total loans	0.02	0.02	0.02	0.19	0.19
Non-performing assets as a percent of total assets	0.01	0.01	0.02	0.14	0.13
Allowance for loan losses as a percent of total loans	1.19	1.16	1.21	1.32	1.16

Number of:
Full-service offices	10	11	10	10	9
TeleBanking Center	1	1	1	1	1
Full-time equivalent employees	191	196	193	179	169

________________________________
(3)	Net interest margin represents net interest income as a percentage of average interest-earning assets.
(4)	The efficiency ratio represents the ratio of non-interest expenses divided by the sum of net interest income and non-interest income excluding gains or losses on sales of investments.


Letter to Shareholders - Continued

Photo: Port achieved record loan volume last year. Home financings led the way, with the Bank's Express Mortgage providing fast and easy refinancing.

Commercial real estate financing is also a great Port strength. We have remained sharply focused on credit quality standards in a segment that includes the financing of apartments, office buildings, shopping centers, mixed-use properties and light industrial manufacturing and distribution facilities.

We identified two areas for aggressive growth in our 2000 annual report, Wealth Management and Business Banking. In late 2000, we formed Port Financial Services, established an alliance with LPL Financial, the largest independent broker/dealer in the country, and added several new registered representatives. These activities paid handsome dividends in 2001. We are pleased to report that fees from Wealth Management increased by $611,000 last year, rising from $205,000 to $816,000.

Business Banking also recorded impressive results in 2001. Supported by an aggressive, highly focused sales and marketing effort, business deposits increased by 38% last year with the addition of almost 500 new relationships.

Financial Performance

Our success in building customer relationships has contributed substantially to our financial performance. We are pleased to report improvements in several areas. Interest-rate spread increased to 2.93% at year-end 2001, up from 2.77% at the end of 2000. Return on Assets increased to 1.01% at year end up from .67% a year earlier. The three-month run rates at year-end 2001 suggest strong ongoing improvements in these areas. During the year, Port also undertook a highly effective capital management initiative, which resulted in our buying back 1.65 million shares of Port stock at an average share price of $21.40. We moved decisively to purchase these shares in an effort to create and protect financial value.

From a balance sheet perspective, we're growing and optimizing the mix of both our loan portfolio and deposit base. A decade ago, the company relied heavily on CD customers who did not present much opportunity for upgrading to enhanced products and services. In recent years, we have focused on developing customers with the checking account at the center of the relationship.


Pie Charts:

Deposit Mix

Money Market	38%
CD	37%
Checking & NOW	19%
Savings	6%

Loan Portfolio
Residential	52.5%
Commercial Real Estate	35.4%
Home Equity	11.5%
Other	.6%

Photo: Port employees are trained, supported and motivated to provide exceptional customer service. All employees with one year of eligible service participate in Port's Employee Stock Ownership Plan.

This approach enables us to cross-sell other services, generate greater fee income and maintain lower cost of funds. In 1999, 53% of deposits were in CDs. Today, Port has 37% of its deposit base in CDs, with the balance in money market, savings, checking and NOW accounts.

At a time of increasing concern about credit quality in the banking industry, Port's non-performing assets remain negligible. Our loan mix is well balanced with $412.3 million in residential loans, $278.2 million in commercial real estate and commercial construction loans, $90.1 million in home equity lines of credit and $4.9 million in commercial business and consumer loans.

Generating greater fee income remains a key objective, especially through value-added fee-based services. In 2001, fees related to wealth management services increased 298%, and overall customer service fees posted a 20% increase to $1.26 million. Fees from mortgage gains on sales and servicing income showed a 38% increase. In total, including one-time items, non-interest income for 2001 was $7.3 million compared with $2.6 million in 2000.

Exceptional Community Banking

We are often asked, "What does it mean to be a community bank?" There is no exact definition for community banking, but there are certainly some exacting standards. It's all about attitude. You have to care passionately about serving customers. This means being accessible, collaborative and friendly to customers, but it also means being knowledgeable and well-trained. It means performing exceptionally on a stage where very big banks have grown very distant from their customers, employees and shareholders.

Our approach is based on providing high-touch service that is simply not available from big banks, as well as leveraging the scale and sophistication that can be difficult to find at smaller banks. With $1.14 billion in total assets, Port has the resources to deliver real value to customers. At the same time, Port remains small enough to provide customers with real service that makes a difference in their personal and professional lives.


Photo: Port sponsored its first-ever "Get Teddy Ready for Christmas" event last year, working with the Salvation Army. Port employees dressed hundreds of bears in special Holiday garb for delivery to area children.

Indeed, Cambridgeport Bank's 148-year legacy of customer service personifies what it means to be a high-performance, high-quality community bank.

Our employees share this vision for excellence in community banking and reflect this pride and understanding in serving customers. Port employees are regularly trained, promoted and rewarded for success. We are proud of the fact that all employees with one year of eligible service have a vested interest in the performance of the company through their participation in Port's Employee Stock Ownership Plan.

Our community involvement also defines what it means to be an exceptional community bank. We continue to fund the Cambridgeport Bank scholarship program that provides educational assistance to students in the communities we serve. For 15 consecutive years, we have sponsored the Winchester Junior Tennis Tournament, a program designed to help young people learn the importance of sportsmanship. Our Savings Makes Sense initiative continues to help the children at St Anthony's School in Allston learn the ABC's of money management. Following the tragedy of September 11, Port created a special fund enabling employees and customers to make donations to help those affected by this terrible event. Port continues its philanthropic leadership by helping to fund organizations like the Salvation Army, YMCAs, the Safe Haven Shelter for homeless women, the United Way and others.

We believe Port has the right vision, objectives and strategies, as well as the right attitude, to be an exceptional community bank. We also believe that Port has one of the most attractive banking franchises in the country. However, our success will always be shaped by how we serve customers, engage employees and reward shareholders. Exceptional people make for exceptional performance. That winning combination means that Port is well positioned to continue delivering real service and real value to our many customers, shareholders and communities.

Exceptional People. Exceptional Performance. Together, they create Exceptional Value. That's the Port record for 2001, and it will remain our approach in 2002 and well beyond. No exceptions. Thank you.

Sincerely,
James B. Keegan Chairman and Chief Executive Officer	Jane L. Lundquist President


Inside Back Cover

Photo: Cambridgeport Bank branch

Branch Network

635 Massachusetts Avenue
Arlington, MA 02476

315 Harvard Street
Brookline, MA 02446
(Opening Spring 2002)

689 Massachusetts Avenue
Cambridge, MA 02139

1290 Massachusetts Avenue
Cambridge, MA 02138

1751 Massachusetts Avenue
Lexington, MA 02420

150 West Central Street
Natick, MA 01760
(Inside Roche Brothers)

133 Chapel Street
Needham, MA 02492

1243 Centre Street
Newton, MA 02459

177 Linden Street
Wellesley, MA 02482

522 Main Street
Winchester, MA 01890

338 Washington Street
Westwood, MA 02090
(Inside Roche Brothers)

AT CAMBRIDGEPORT BANK
CUSTOMERS are our number one priority
Each and every employee contributes to the success of our TEAM
Exercising FINANCIAL RESPONSIBILITY is critical to our success
We strive to meet the ever-changing NEEDS OF THE COMMUNITIES we serve
Every employee is committed to meeting the SALES & SERVICE goals of our organization.


Back Cover

Logo: Port Financial Corp
Holding company for Cambridgeport Bank

1380 Soldiers Field Road, Brighton, MA 02135-9808
www.portfinancial.net